EXHIBIT 99.2

2005

Management’s Discussion & Analysis of
Operations and Financial Condition

Table of Contents
17 Forward-looking Statements
18 Executive Summary
19 Our Business & Products
19 Our Strategy
20 Corporate Goals, Results & Accomplishments
21 Our Industry & Key Drivers
21 Our Reporting Structure
22 Our Retail Business
29 Our Wholesale Business
North America Wholesale
South America Wholesale
42 Other Business Segment
43 Outlook
44 Our Key Business Sensitivities
47 Our Consolidated Performance
48 Our Accounting Policies
57 Business Risks

MD&A: TABLE OF CONTENTS
Management’s Discussion & Analysis of
Operations & Financial Condition
February 22, 2006
This management’s discussion and analysis (MD&A) of operations and financial condition focuses on long-term vision, strategy and growth opportunities, as well as historical performance for the three years ended December 31, 2005. The discussion should be read in conjunction with the cautionary statement with regard to forward-looking statements on page 17 and the consolidated financial statements and related notes on pages 64 to 92. Dollar amounts refer to United States (U.S.) dollars except where otherwise stated.
The Company’s quarterly and annual financial information and its Annual Information Form (AIF) are available at SEDAR (www.sedar.com).

MD&A: FORWARD-LOOKING STATEMENTS

Forward-looking Statements
Certain statements and other information included in this MD&A constitute forward-looking statements as defined under applicable securities legislation. Forward-looking information is typically identified by the words “believe,” “expect,” “anticipate,” “intend,” “estimate,” “outlook,” “focus,” “potential,” “will,” “should,” “would” and “could” and other similar expressions. These forward-looking statements include, but are not limited to, references to:
■	disclosures made under the headings “Outlook” and “Royster-Clark Acquisition;”
■	our 2006 key corporate goals;
■	key drivers for our business and industry trends;
■	the amount and type of future capital expenditures and capital resources;
■	future cash requirements and long-term obligations;
■	business strategies and plans for implementing them;
■	goals, expansion and growth of our business and operations;
■	future seed volumes, prices and sales;
■	availability of raw materials, particularly gas availability or gas price relative to nitrogen prices;
■	risk mitigation activities; and,
■	our future results and plans respecting our recent acquisitions.
These forward-looking statements are based on certain assumptions and analysis made by us in light of our experience and perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. Expected future developments are based, in part, upon assumptions respecting our ability to successfully integrate recent acquisitions into our existing businesses and to achieve consequent synergies and expected increased revenues.
However, such forward-looking statements involve known and unknown risks and uncertainties, including those referred to in this MD&A, which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These risks include, but are not limited to:
■
General economic, market and business conditions, including: supply and demand for crop nutrients, seed and crop protection chemicals; supply and demand for grain and other agricultural crops; changes in government, agricultural, safety, environmental and other legislation and policies; fluctuations in foreign exchange rates, nutrient prices or feedstock prices or other costs that cannot be recovered through increases in nutrient prices; actions by competitors and others including changes to industry capacity and utilization and product pricing; performance by customers, suppliers, personnel and counterparties to financial instruments; and changes in capital markets;

■	Weather conditions and seasonal patterns;
■
General operating risks associated with: investment in foreign jurisdictions; the level and effectiveness of future capital expenditures and reliability of performance of existing capital assets; ability to transport or deliver product to markets; present and discontinued mining operations; and labor disruptions; and,

■
Strategic risks including: our ability to implement our business strategy; results of our risk mitigation strategies, including hedging and insurance; our ability to integrate any assets we have acquired or we may acquire or the performance of those assets; the opportunities, or lack of opportunities, that may be presented to and pursued by us; technological changes; and other factors, many of which are beyond our control.

The above items and their possible impact are discussed more fully in the relevant parts of this MD&A and the sections headed “Our Key Business Sensitivities” and “Business Risks.” Consequently, all of the forward-looking statements made in or incorporated by reference in this MD&A are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. Except as required by law, we undertake no obligation to update or revise forward-looking statements even if circumstances or management’s estimates or opinions should change. Investors should not place undue reliance on forward-looking statements.
Non-GAAP Financial Measures
Some financial measures referenced in this MD&A are not GAAP compliant, including EBIT and EBITDA. Please review the discussion of non-GAAP measures on page 58 when referring to these measures.

AGRIUM ANNUAL REPORT 2005	17

MD&A: EXECUTIVE SUMMARY
Executive Summary
Overview of 2005
2005 Consolidated Financial Performance
We achieved another year of record net sales, gross margins and net earnings in 2005. This was supported by excellent results in our Retail business and by another significant improvement in potash and nitrogen markets:
■	Consolidated net sales grew by 16 percent to $3.3-billion in 2005 compared with $2.8-billion in 2004;
■	Consolidated gross profit was $1-billion in 2005 compared with $900-million in 2004; and,
■	Consolidated net earnings increased to $283-million compared with $266-million in 2004.

Financial Discipline & Strong Balance Sheet
We continued to improve our financial position in 2005.
■	Generated record cash flow from operations of $450-million in 2005 and $440-million in 2004.
■	Consolidated cash and cash equivalents were $300-million at December 31, 2005 compared with $425-million at December 31, 2004.
■	Purchased 4.7 million shares through our normal course issuer bid in 2005, which was largely offset by options being exercised.
■	Paid down $301-million in debt during 2005, including $175-million of preferred securities.
■
Decreased our debt-to-capital ratio to 29 percent at December 31, 2005 from 45 percent at December 31, 2004, and our debt-to-market capitalization to 14 percent at December 31, 2005 from 26 percent at December 31, 2004.

Significant Growth Through Acquisition & Expansion
We made significant strides to further diversify our future earnings profile. This was accomplished through the completion of four acquisitions in 2005 and early 2006 and the 2005 decision to expand our potash and controlled release fertilizer facilities.
The successful acquisitions of Royster-Clark and Nu-Gro in early 2006 are expected to significantly increase our sales in the more stable and growing retail and specialty fertilizer market segments in 2006 and beyond.

Market Strength Continues
Our Retail operations increased their net sales by 11 percent and EBIT by 19 percent in 2005. Crop input demand remained strong in the Midwestern U.S. despite a decline in corn and soybean prices in 2005.
Prices for all three major nutrients increased to near record levels in 2005. The increase in prices was due to a continuation of good global demand for crop nutrients, particularly in the first half of 2005. This occurred despite lower demand from South America due to a combination of drought conditions and lower crop margins.
High global energy prices provided additional underlying support to nitrogen markets in 2005. However, high gas costs in North America reduced nitrogen margins in the later part of 2005.
Nutrient markets are expected to remain relatively tight in 2006, although the rate in global growth demand may be slightly slower than experienced over the past few years.

18	AGRIUM ANNUAL REPORT 2005

MD&A: OUR BUSINESS & PRODUCTS /OUR STRATEGY

Our Business & Products
Agrium is one of the largest publicly traded agriculture retailers and wholesale fertilizer producers and distributors in the world. Our 2005 consolidated net sales were a record $3.3-billion and we also achieved record net earnings of $283-million. We are integrated throughout the entire value chain, from sourcing many of the necessary raw materials for crop nutrient production, to supplying the crop inputs directly to growers through our agricultural retail business as well as to industrial and specialty fertilizer customers.
Our Retail business had sales in excess of $1-billion in 2005. We market seed, crop protection products, nutrients and crop services directly to growers across much of North and South America. We own and operate over 200 Retail centers in 21 states across the U.S., and over 30 outlets located in Argentina and Chile with significant associated storage and distribution. We estimate our Retail operations provide products and services to over 50,000 growers every year. Our Retail customers are diverse, ranging from corn farms in the Midwestern U.S. and Argentina, potato farms in Idaho and grape vineyards and almond tree farms in both California and Chile. We supply these growers with virtually all the ingredients they need to help nature nourish the soil and protect the crop in order to produce high quality, healthy food for a growing world population. Our Retail business provides an important and stable base to our earnings profile.
Our Wholesale business had sales in excess of $2-billion dollars in 2005. Wholesale produces, distributes and markets the three major crop nutrients: nitrogen, phosphate and potash, as well as sulphur, controlled release products and micronutrients. We sell more than eight million tonnes of these nutrient products annually, primarily sourced from our production facilities. These products are sold in North America and around the world, with over 85 percent marketed to the agricultural sector. Given the seasonal nature of the majority of our business, the marketing of these products is facilitated by our extensive distribution system, including over two million tonnes of owned and leased storage.
Our Strategy
Agrium supplies the crop inputs required by the world’s farmers to help them feed a growing world population. We believe that we are well positioned to grow the Company for the benefit of our shareholders, customers, communities and employees. Growth is one of the major pillars of our corporate strategy. We intend to build on our existing strengths by taking advantage of growth opportunities across the entire value chain. We are dedicated to continuing to transform Agrium from what started in 1993 as primarily a regional North American nitrogen and potash company to achieve our vision of becoming:
“A top tier global corporation providing diversified agricultural, specialty and industrial products and services in a manner that maximizes growth in shareholder value.”
In order to help accomplish this, we focus on our performance by challenging ourselves through a rigorous annual goal-setting exercise. As part of this process we track our progress against specific key performance indicators and benchmark our results against our competition and a broader peer group.

AGRIUM ANNUAL REPORT 2005	19

MD&A: CORPORATE GOALS, RESULTS & ACCOMPLISHMENTS

Corporate Goals, Results & Accomplishments
We were able to achieve most of the 2005 goals and key performance indicators outlined in the 2004 annual report, including the following:
■
Delivery of our growth objective, with four acquisitions in 2005 and early 2006. All four acquisitions are expected to be accretive and we maintained our debt-to-capital ratio at very close to our target 40 percent level even after these acquisitions. These acquisitions included:

■	Royster-Clark’s $1-billion in annual sales retail and associated wholesale business;
■	the net addition of 14 retail centers in South America and 11 centers in the U.S.;
■	the Nu-Gro specialty fertilizer acquisition; and,
■	the Western Canadian distribution assets of Imperial Oil.
■	Improvement in five out of seven key performance indicators for environmental, health and safety measures.
■	Agrium’s 2005 shareholder return was in the top tenth percentile of the fertilizer sector.
■	Continued to deliver on our commitment to meet requirements set out in the Sarbanes-Oxley Act, including key controls identified and preliminary testing of systems.
■	Continued recognition for our strong corporate governance, including being one of only 33 companies in the world to receive Governance Metrics International’s top rating.
The one goal that was not achieved was to limit our general and administrative controllable costs to one-half the inflation rate excluding foreign exchange and one-time effects. Our general and administrative costs, excluding foreign exchange, business development and compliance costs increased by $8-million or 13 percent in 2005. This was primarily due to increased incentives due to the excellent year and fewer staff vacancies.
In addition to the 2005 goals identified above, we also achieved other milestones including:
■	Record 2005 financial results, with record net sales, gross profit and net earnings;
■	Paid down debt of $301-million during 2005, including redemption of $175-million in preferred securities;
■	Secured additional gas supplies to enable the continued operation of the Kenai, Alaska nitrogen facility for another year;
■	Purchased 4.7 million shares through our normal-course issuer bid in 2005;
■	Named one of the Top 100 Employers in Canada; and,
■	Identified as one of the Best 50 Corporate Citizens in Canada.
Our 2006 key corporate goals are as follows:
■
Integration of the Royster-Clark acquisition, with at least $30-million in margin improvement and cost savings realized in 2007 and beyond. We expect to realize about 50 percent of these annual synergies in 2006, excluding one-time integration and transaction costs.

■	Integration of the Nu-Gro acquisition and continued focus on growing the environmentally friendly specialty fertilizers market segment.
■
Continue to grow the business through acquisition and incremental expansion of the existing base business. This includes the completion of expansion projects currently under way for potash, our controlled release ESN® product and the further evaluation of international nitrogen opportunities.

■	Attempt to secure additional economic feedstock supplies for the Kenai, Alaska nitrogen facility for the continued operation and contribution of the facility.
■	Continue to improve environmental, health and safety measures.
■	Start-up of the potash expansion by the beginning of the fourth quarter of 2006.
■	Full compliance with Sarbanes-Oxley regulations and requirements.
■	Maintain a prudent capital structure to allow us to capitalize on opportunities as they arise.

20	AGRIUM ANNUAL REPORT 2005

MD&A: OUR INDUSTRY & KEY DRIVERS /OUR REPORTING STRUCTURE

Our Industry & Key Drivers
The primary driver for our business is the need for the world’s growers to continue to increase global food production.
Global food demand continues to grow due to an increasing world population and an increasingly economically healthy global community that has spurred demand for high protein and high quality food. We are proud of our role in supplying the crop inputs, or ingredients, that help growers to meet the challenge of providing food for a growing world.
Global grain consumption rose by eight percent or about 160 million tonnes over the past six years, while grain production rose by about six percent or about 110 million tonnes. The ever-growing demand for grain has to be met from a land base that has little room from which to grow. This is one reason that fertilizer demand over the same period increased by over 10 percent or by almost 15 million nutrient tonnes. The trend toward lower global crop inventories and increasing fertilizer demand is expected to continue in 2006, although the rates may be slightly slower than recent levels.
There are numerous factors that affect our business. Local weather conditions and crop prices can impact demand for our products for both our Retail and Wholesale businesses. However, the primary determinant of prices for nutrients is the overall supply and demand balance for each nutrient, including changes in global capacity and operating rates. Raw material costs such as energy and sulphur can also have a significant impact on prices and margins. In addition, government policies and actions both in the domestic and international markets and global economic growth rates can impact the growth rate of industrial demand. They can also influence the rate of growth in global food consumption in the long-term, as they can impact the quality of diets, particularly in less developed regions of the world.
Our Reporting Structure
We operate and report our business through three major operating segments: 1) Retail; 2) North America Wholesale; and, 3) South America Wholesale; and a non-operating segment for Corporate and inter-segment eliminations. We integrated our North and South America Retail segments into one Retail segment in 2004. Prior periods have been restated for comparative purposes.
The following table provides an overview of the contribution made to net sales and gross profit by each operating segment and major product.

NET SALES & GROSS PROFIT BY SEGMENT & PRODUCT

	Twelve months ended December 31
	2005		2004
	Net	Gross	Net	Gross
(millions of U.S. dollars)	Sales	Profit	Sales	Profit

Retail

Fertilizer	626	141	556	131

Chemicals	458	130	416	118

Other	158	76	142	67

Total	1,242	347	1,114	316

North America Wholesale

Potash	255	157	214	106

Phosphate	313	57	309	71

Nitrogen	1,463	374	1,180	315

Total	2,031	588	1,703	492

South America Wholesale

Nitrogen	169	115	143	102

Other inter-segment eliminations	(148)	(3)	(122)	–

Total	3,294	1,047	2,838	910

AGRIUM ANNUAL REPORT 2005	21

MD&A: RETAIL
Our Retail Business
Agrium is one of the largest agricultural retailers in the Americas, with over $1-billion in sales from crop protection products, crop nutrients, seed and services in 2005. Furthermore, we acquired Royster-Clark in early February 2006. This acquisition will double the number of U.S. retail outlets we own and is expected to increase our U.S. retail sales by over 60 percent. The following description and financial results do not incorporate Royster-Clark assets or financial figures given the acquisition occurred in February 2006. Average annual sales in the U.S. agricultural retail market are estimated to exceed $27-billion. Our Retail operations accounted for 38 percent of our total sales and about 19 percent of our EBIT in 2005. Our Retail business purchases crop inputs from major manufacturers, including Agrium Wholesale, and generates value to the grower by providing application services, crop advice and other related services.

MD&A: RETAIL

As illustrated in the map above, we market directly to growers from 254 retail centers across much of the U.S., Argentina and Chile, providing us a direct link to the grower. The large majority of our Retail centers’ sales are made to farmers within a 20-mile radius of each outlet.
We continue to grow our Retail business by increasing sales of private label seed, providing additional specialized services, increasing sales of certain types of crop protection products and through our continuing drive for performance from each of our Retail centers. It is primarily through these efforts that we have been able to deliver nine consecutive years of profit growth from our U.S. based Retail operations and have improved our average returns from our South American Retail operations over the past few years.
Our geographic diversity is a major strength. In the U.S., we conduct Retail operations through our two wholly-owned subsidiaries, Western Farm Service, Inc. (WFS) and Crop Production Services, Inc. (CPS). WFS operates 88 centers and accounts for about 62 percent of our total U.S. Retail sales. As its name implies, WFS outlets are located in five western states, primarily California and the U.S. Pacific Northwest region. CPS accounts for the remaining 38 percent of sales, with 131 outlets in the Midwestern and Northeastern U.S. Our South American Retail operations are conducted through our wholly-owned subsidiary, Agroservicios Pampeanos S.A. (ASP) and consist of 31 outlets in Argentina and four outlets in Chile with sales of $146-million. This geographic diversity helps reduce the chances of adverse weather or prices for a particular region or crop having a significant impact on our total Retail results. Our U.S. based Retail operations also own approximately 500,000 tonnes of fertilizer warehouse space, which allows us to take advantage of anticipated movements in nutrient prices between the key application seasons.
Our Retail business is influenced by many of the same drivers as the broader agriculture sector. However, regional influences, such as weather and pest conditions, can be more important to an individual retail center’s bottom line than many macro-variables such as crop prices. For example, a major outbreak of a particular crop disease in California can increase crop protection product sales and returns, as well as application revenues. Factors such as weather, government programs, crop acreage shifts in a particular region, and to a lesser extent, crop and input prices, can all influence product sales and services.

AGRIUM ANNUAL REPORT 2005	23
RETAIL GEOGRAPHIC DIVERSITY
Western Farm Crop Production Agroservicios Service Services Pampeanos S.A.
2005
2005 2005 Revenue $683-million (55%) Revenue $413-million (33%) Revenue $U6-million (12%) Gross margin 29% Gross margin 30% Gross margin 18% Key crops: fruit, vegetables, Key crops: corn, soybeans, wheat Key crops: wheat, Wheat soybeans, corn, fruit

MD&A: RETAIL

Our Retail operations operate independently from Wholesale in that they purchase product at market price from a variety of producers and wholesalers, including inter-company sales from our Wholesale operations. Our U.S. based Retail operations purchase less than 35 percent of their total fertilizer requirements from our Wholesale operations. In South America, ASP purchases a majority of its urea requirements from the Profertil facility, of which we are a 50 percent owner. This is the only nitrogen facility in Argentina that produces granular urea.
Two overriding long-term trends in the agriculture sector are continued industry consolidation and increased complexity of the business. We believe our Retail operations are well positioned to benefit from both of these trends.
Industry consolidation continues to occur at both the grower and agricultural retailer level, as the number of commercial growers continues to decline and farms become larger. A key component of our strategy is to focus our marketing efforts on the most successful growers in the region by offering superior service. These growers are the early adopters of new technology. They are also the growers that will survive and prosper in the long term. As these customers grow in size and importance, so does our Retail business. This basic principle allows us to grow our business without acquiring facilities or new customers.
The agricultural retail business is becoming increasingly complex due to a combination of new technologies and regulations. For example there are new technologies and product offerings in seed, crop protection products, crop application methods and specialized software. There is also an increase in the number and complexity of new government regulations and programs. A key component of our Retail business is to add value for growers by providing them with advice and expertise in order for them to make more informed choices and maximize their returns. This requires a retail operation that has significant depth of knowledge across a broad range of issues.
Retail Strategy
Our success in Retail over the past decade has been due to our continued focus on:
■	committing to a strict program of performance management;
■	growing the business in general and the seed business in particular;
■	building relationships with leading growers;
■	expanding only in prime agricultural regions; and,
■	optimizing returns from economies of scale.
Our attention to performance management is perhaps the single most important component of our Retail strategy and performance. The specific actions associated with this include:
■	attention to people (customers and employees);
■	accountability at each retail outlet and for Retail as a whole;
■	management of the details, as each retail center is its own business with its own local challenges which must be actively supervised;
■	appropriate incentive plans to encourage desired behavior at the retail center level and reward according to contribution, which ultimately shows in earnings results; and,
■	empowerment within a defined structure of each retail center to make appropriate decisions at the retail outlet level, avoiding cumbersome and expensive bureaucracy.
Looking forward, we remain focused on refining and implementing our existing strategy and on growing our Retail business through acquisitions. Our South American operations will focus on capturing the opportunities from our 2005 acquisition and improving the results from our original facilities. Our continuing goal is to look for opportunities to increase the size of the business and benefit from our economies of scale without sacrificing the quality of our products and services.
Key Retail Developments
We expanded our South America Retail operations in February of 2005 with the acquisition of additional retail outlets. We also acquired various branded crop protection product registrations as part of the acquisition. As a result, we now have 35 outlets in South America, 31 in Argentina and four in Chile, compared with 21 in 2004. The purchase price for this acquisition was primarily the value of working capital. Two integration goals are to increase fertilizer sales at the newly acquired outlets and introduce sales of the newly acquired branded crop protection products at our original ASP outlets. These operations were fully integrated as of the fourth quarter of 2005.
We also grew the number of U.S.-based retail farm centers in 2005 and early 2006 through a number of smaller acquisitions in the Midwestern and Eastern U.S. This increased the number of U.S.-based retail outlets to 219 in 2005, compared with 206 in 2004 and 206 in 2003.

24	AGRIUM ANNUAL REPORT 2005

AGRIUM & ROYSTER-CLARK RETAIL CENTERS
Over 500 U.S. retail centers by combining Agrium and Royster-Clark
Existing Agrium retail centers
Royster-Clark retail centers

MD&AP: RETAIL
Royster-Clark Acquisition

Agrium acquired control of Royster-Clark as of February 9, 2006. Royster-Clark, with annual revenues exceeding  $1-billion, is a major retail distributor of agricultural fertilizers, chemicals and seed and provides agronomic services to growers principally in the Midwestern and Southeastern U.S. In addition to its 254 retail farm centers, Royster-Clark operates more than 30 seed processing, fertilizer granulation and fertilizer blending facilities. It also operates over 70 storage warehouses, distribution terminals and other storage capacity exceeding one million tonnes. Royster-Clark operates two small nitrogen manufacturing facilities which supply nitrogen fertilizers to its retail distribution business, third-party retailers and industrial customers. The larger of the two production facilities, the East Dubuque, Illinois nitrogen plant, is currently under a contract for sale.
The acquisition of Royster-Clark’s 254 retail farm centers is an excellent strategic fit with very little market overlap with our existing locations in the Midwestern U.S. The acquisition will add further geographic and product diversity to our existing 254 facilities located in the U.S., Argentina and Chile. The addition of Royster-Clark is expected to increase our U.S. retail revenues by over 60 percent and significantly increase our retail earnings. This aligns with our corporate strategy of increasing the more stable components of our earnings profile, thereby reducing cyclicality and increasing Agrium’s bottom-of-the-cycle earnings. In addition, Royster-Clark’s distribution terminals will provide storage and throughput capacity to facilitate the expected increase in importation of nitrogen fertilizer over time.

MD&A: RETAIL

Retail Products & Services
Fertilizer
Growers utilize crop nutrients in order to optimize their crop yields and to improve their economic returns. Growing crops deplete nutrients from the soil. These nutrients need to be replenished in order to optimize crop yields and quality, ultimately maximizing growers’ economic returns. Fertilizers provide a solid return on a grower’s investment. This is the primary reason why fertilizer demand is largely inelastic, even if there are relatively significant changes in the price of nutrients or crop prices.
Our Retail operations provide a full line of crop nutrient products including nitrogen, phosphate, potash and micronutrients in either liquid or dry form. Fertilizers can be applied in a variety of ways. For example, ammonia is injected into the ground, liquid solutions can also be injected, applied to the ground, or applied directly on growing plants through irrigation equipment, and dry fertilizers are broadcast or banded on the soil. Our registered term “Root Zone Banding” involves the injection of dry fertilizer into the root zone. We blend these crop nutrients to match our customers’ specific soil requirements. The composition of the blend will vary depending on a variety of factors such as the crop type, past practices and soil conditions. Our crop advisors work with the grower to determine optimal fertilizer use. One of the tools they use to do this is to conduct soil or crop leaf tests to determine nutrient deficiencies in the soil. Our unique “Crop
Monitoring Program” for high-value crops involves leaf testing throughout the growing season. Appropriate nutrients are then applied when needed to maximize crop yields.
Crop Protection Products
We market over $400-million annually in crop protection products consisting of herbicides, insecticides and fungicides. These three product groups minimize crop losses to weeds, insects and diseases, thus ensuring optimal crop health. We source the majority of our crop protection products and our seed varieties from major crop protection/chemical firms.
Seed, Other Products & Services
Our crop advisors test many seed varieties at our field plots to find the best performing varieties for each region. We then take the best of the seed offerings for that particular region’s soil and growing conditions and market it under CPS’ private label.
We also offer custom application of nutrients and crop protection products for growers. Our crop advisors consider many factors in recommending the type and timing of product application including such local factors as moisture, temperature and wind conditions, as well as time until harvest and future planting intentions. When appropriate, the precision placement of fertilizer and limestone using global positioning satellite (GPS) technology is utilized.
Our goal is to help growers proactively counter diseases and pest pressures on a cost-effective basis before they impact crop quality and yield. We operate approximately 1,500 weather-monitoring stations in our WFS division. Our crop advisors use the information from these stations with predictive software to recommend the timely application of crop protection products. Weather station data, accounting information and historical records are an integral part of our Ag-Decision Network that is available to our customers on a protected basis via the internet.

26	AGRIUM ANNUAL REPORT 2005

MD&A: RETAIL

RETAIL PERFORMANCE	Year Ended December 31			Variance Analysis
				2005	2004
(millions of U.S. dollars)	2005 [a]	2004 [a]	2003 [a]	v.2004	v.2003

Fertilizers
Net sales	626	556	468	70	88
Cost of product	485	425	351	60	74

Gross profit	141	131	117	10	14

Crop protection products
Net sales	458	416	399	42	17
Cost of product	328	298	288	30	10

Gross profit	130	118	111	12	7

Seed and other products and services
Net sales	158	142	148	16	(6)
Cost of product	82	75	78	7	(3)

Gross profit	76	67	70	9	(3)

Total gross profit	347	316	298	31	18

Selling expenses	239	222	214	17	8
General and administrative	10	8	8	2	–
Depreciation and amortization	17	18	19	(1)	(1)
Other expenses	(15)	(13)	(9)	(2)	(4)

EBIT	96	81	66	15	15

(a) International Retail net sales were $146-million (2004 – $118-million, 2003 – $92-million) and gross profit was $26-million (2004 – $22-million, 2003 – $17-million).

Retail 2005 Overview of Results
Our total Retail net sales increased again in 2005, reaching $1,242-million in 2005, which is 11 percent above 2004 and 22 percent higher than 2003. Our Retail operations achieved their ninth consecutive year of improved earnings, as Retail’s EBIT increased to $96-million in 2005, compared with $81-million in 2004 and $66-million in 2003. Our Retail sales for all three major product categories showed noticeable improvement this year, with fertilizer sales up 13 percent, crop protection products sales 10 percent higher and seed sales up 19 percent compared with 2004 levels. We anticipate that the trend in higher sales and earnings will continue, partly supported by the increase in the number of retail centers in 2005 and early 2006.
Fertilizers
Our fertilizer gross sales achieved another record in 2005, due to increased prices for all three nutrients. Due to the significant increase in prices, sales volumes in 2005 at our U.S. based farm centers were down slightly compared with last year’s levels. Our South American retail fertilizer sales volumes increased slightly in 2005, despite poor weather, lower crop prices and a switch to planting more soybeans. Soybeans require no nitrogen fertilizer application.
Crop Protection Products
Generic crop protection products tend to reduce average unit sales prices for crop protection products and seed genetics reduce crop protection product volumes. Increased sales of genetically modified seeds and unusually high fungicide and insecticide sales more than offset this trend of reduced chemical sales. The trend in higher industry seed sales is illustrated in the graph on the following page.
Crop protection product sales and gross profit in 2005 were higher than both 2004 and 2003. Total revenues increased 10 percent in 2005 to reach $458-million, compared with $416-million in 2004 and $399-million in 2003. The sales gains were due to disease pressure in the western U.S. and insect pressure throughout our markets.
Entering the 2005 growing season, Asian Rust was a concern for U.S. soybean growers. This disease had been identified as a potential threat early in 2005 and many retailers purchased fungicides as a precautionary measure. The disease had no material impact on the crop in 2005, although it remains a potential threat to U.S. soybean producers in the future. Manufacturers repurchased the unused fungicides, reducing surplus inventories at the retailer level.

AGRIUM ANNUAL REPORT 2005	27

MD&A: RETAIL

Seed, Other Products & Services
In addition to crop nutrients and crop protection products, we offer a wide range of seed and application services to our customers. Seed is a key growth market for our Retail operations. Our 2005 seed sales increased by 19 percent over 2004 to $68-million. This was due to a combination of higher seed sales volumes and increased prices. Our North American seed sales have increased by an average of 17 percent per year over the past five years and we expect the strong sales growth to continue. The growth in seed sales has been primarily in the U.S. Cornbelt. This region includes the large-acre crops which offer seed companies the greatest returns from the development of new seed genetics. These new genetics are primarily corn and soybean seeds that offer growers increased crop-yield potential and lower input costs. The increase in the volume of seed sales is partly due to more patented soybean seed being purchased every year, rather than growers saving seed from the previous year’s harvested crop.
Our private label seed business accounts for about one-third of our total seed business at our CPS outlets. Seed sales make up a smaller proportion of WFS total sales as this region has a small number of corn acres and no soybean acres where genetically enhanced seed varieties are dominant. Seed sales at our ASP outlets account for approximately five percent of total sales and have grown at an average annual rate of about eight percent per year over the past two years. We have begun testing seed varieties to be sold under the ASP private label.
Expenses
Our Retail expenses increased approximately seven percent or  $16-million  in 2005  compared  with 2004,  and  were $19-million higher than 2003. The largest increases were selling expenses such as payroll maintenance and mobile equipment. Our selling expenses tend to fluctuate directly with our sales and service activity. Selling expenses as a percentage of net sales in 2005 have decreased over the past three years.

28	AGRIUM ANNUAL REPORT 2005

2005 WORLD NUTRIENT CONSUMPTION
120
100
80
60
40
20
0
Industrial
Agricultural
Industrial
Agricultural
Industrial
Agricultural
Nitrogen
Phosphate
Potash
SOURCE: International Fertilizer Association, Fertecon
Million tonnes of nutrients ←

MD&A: WHOLESALE
Our Wholesale Business
A key strength of our Wholesale business is the diversity in our product mix, as well as geographic diversity in terms of both production and sales markets. This is illustrated in the overview of our production and sales regions shown in the map on the following page. Our potash sales accounted for over 15 percent of our overall gross profit in 2005. Just over half of our 2005 volumes were sold in North America and the other half was marketed to offshore markets. International nitrogen gross profit from our Profertil facility in Argentina and our Kenai, Alaska facility accounted for 36 percent of our total Wholesale gross profit in 2005. Our North American nitrogen sales account for about 34 percent of our Wholesale gross profit. Our phosphate sales are almost exclusively in Western Canada and the U.S. Pacific Northwest regions, and phosphate sales accounted for about eight percent of our 2005 Wholesale gross profit.

MD&A: WHOLESALE
2005 WHOLESALE CAPACITY, PRODUCTION & SALES
(000’s of product tonnes)

	Nitrogen Volumes (a)			Phosphate Volumes			Potash Volumes
	Capacity	Production	Sales	Capacity	Production	Sales (b)	Capacity	Production	Sales

International	2,140	2,052	1842	–	–	34	–	–	751

North America

Canada	3,775	2,989	1,670	680	593	603	1,790	1,720	99

U.S.	1,134	853	2,270	644	485	462	–	–	761

Total	7,049	5,894	5,782	1,324	1,078	1,099	1,790	1,720	1,611

(a)	North America Wholesale and South America Wholesale combined, includes ammonium sulphate and other, capacity as of December 2005.

(b)	International phosphate sales of 34,000 tonnes were South America Wholesale purchases and resales.

30	AGRIUM ANNUAL REPORT 2005

MD&A: WHOLESALE

Wholesale Strategy
Our Wholesale strategy is aligned with our corporate vision with a particular emphasis on growth and optimizing the base business. The key focus over the next few years will be on: increasing our leadership position in the environmentally friendly specialty fertilizer business; the continued evaluation of high-return debottlenecks at existing facilities; and, investment in potential new offshore facilities. We also continue to optimize our returns in the U.S. nitrogen market through make-versus-buy opportunities and leveraging our distribution capabilities in the North America and Argentine markets.
Wholesale Products & Services
Nitrogen Products
All nutrients are essential to plant growth, however nitrogen is the single most important crop nutrient as it is critical to a crop’s healthy growth, yields and protein levels. Global production and consumption of nitrogen is larger than for potash and phosphate combined. World production of nitrogen measured in nutrient form is estimated at 118 million tonnes in 2005. When converted and measured in the end product form such as urea, total global nitrogen production is well over 250 million product tonnes.
While ammonia is the building block for all forms of nitrogen, urea is the most important nitrogen product in terms of global production and world trade. Urea accounts for over 60 percent of the nitrogen used in developing countries, where the majority of future demand growth will occur.
Agrium is a significant global producer and marketer of nitrogen products. In 2005, we produced almost four million tonnes of gross ammonia. We are one of the largest nitrogen producers in the world, producing five major types of nitrogen fertilizers, including: ammonia, urea, urea ammonium nitrate solutions (UAN), ammonium sulphate and industrial grade ammonium nitrate. Many of our nitrogen facilities have the capability to switch their mix of production between different forms of nitrogen. Urea volume accounted for about 46 percent of our total nitrogen sales in 2005 with ammonia being the second largest saleable product accounting for 33 percent of total nitrogen sales. While we continue to have significant earnings leverage from our North American based nitrogen facilities, earnings from other products, services and regions are increasing in importance.
We own two nitrogen facilities that target international markets, one in Argentina and the other at Kenai, Alaska. These two facilities accounted for about 32 percent of our total 2005 nitrogen sales and 51 percent of our nitrogen gross profit. We own four nitrogen facilities in Western Canada that produce ammonia and upgraded nitrogen products and one in the U.S. located at Borger, Texas. We also own two facilities in the U.S. that produce upgraded nitrogen products based on ammonia supplied from other locations, one at Kennewick, Washington, and the other at Sacramento, California, which is also used as an import terminal.
In June of 2005 we announced that we would discontinue production and sales of agricultural grade ammonium nitrate. We produced ammonium nitrate at our Redwater, Alberta facility, our Kennewick, Washington plant and at our Homestead, Nebraska facility. This decision was made as part of our ongoing process to optimize returns from our base business and to reduce potential exposure related to security concerns. By reducing ammonium nitrate production, we have been able to increase production of other nitrogen products at our Redwater facility, partially offsetting the resulting lower production. The Homestead, Nebraska ammonium nitrate facility ceased operation as a production facility and was converted to a storage and terminal center.
We were able to extend the life of the Kenai, Alaska nitrogen facility to October 31, 2006 as a result of gas supply agreements with all Cook Inlet, Alaska gas suppliers. The specifics of these contracts are subject to confidentiality agreements, however gas prices will be higher in 2006 than they were in 2005 and 2004. We continue to work on a further extension to these gas contracts to allow the facility to continue to operate and contribute to net earnings. We are also working to evaluate the potential use of coal gasification as a feedstock for the Kenai facility. The proposed gasification plant would use local low-sulphur coal to produce the feedstock needed for ammonia and urea production. It would also produce a significant amount of electricity that could be sold into the Alaska power grid.
Nitrogen Strategy & Key Developments
Our nitrogen strategy will focus on the following:
■	Optimize returns from our North American-based nitrogen assets by continuously assessing make-versus-buy decisions, while enhancing our North American import capabilities.
■	Minimize costs and optimize product mix depending on market demands at all facilities and in all markets.
■	Increase the proportion of our international production capability, with low cost, long-term gas contracts and secure marketing rights to associated traded product.
■	Significantly increase our sales and markets for controlled release nitrogen products.

AGRIUM ANNUAL REPORT 2005	31

MD&A: WHOLESALE

Specific action items and tactics that we expect to focus on in 2006 include:
■
Taking measures to increase our fertilizer import and distribution capabilities within North America, which may include investing in additional North American port, transportation and warehousing assets.

■
Successful integration of the Nu-Gro acquisition, and the continued growth in the important controlled release market segment. We will leverage the strength and expanded capacity of our controlled release ESN® and Duration CR® products, with the newly acquired Nu-Gro specialty fertilizer products. We believe there is significant growth potential for the specialty fertilizer segment from both an economic aspect and the significant environment benefits offered by controlled release products.

■
We will continue to evaluate growing our production and distribution in South America. As part of this strategy we are working with our Profertil partner to evaluate the potential to produce up to 500,000 tonnes of UAN and a possible small increase in our urea capacity at our jointly owned nitrogen facility in Argentina.

■
We are actively evaluating the development of a new world-scale nitrogen facility on Egypt’s Mediterranean Coast that would have an annual capacity of over one million tonnes of urea. A decision on whether we will proceed with this is expected in 2006.

Potash Products
Agrium is one of the top three producers of potash in North America and one of the top 10 potash producers in the world. Crops need potash to improve resistance to drought and disease; it also regulates water balance, starch and protein synthesis. We produced 1.72 million tonnes of potash in 2005 from our potash mine and mill at Vanscoy, Saskatchewan. This facility has a proven annual capacity of 1.79 million tonnes of potash. The potash sales graph illustrates that we have increased our potash sales in each of the past four years. It also shows the anticipated increase in our production capacity for premium and total product after the expansion is complete. Potash accounted for 22 percent of Wholesale’s gross profit in 2005, up from 18 percent in 2004. The substantial increase in gross profit contribution is a result of increasing potash prices, resulting from strong global growth in demand over the past few years, and limited new global capacity added over the same period. There are a number of capacity additions anticipated to come on-stream at various mines starting in late 2006.
The global potash market is relatively concentrated, with Saskatchewan potash producers accounting for 31 percent of global potash production and 38 percent of global trade. Agrium’s potash production accounted for approximately three percent of global production in 2005. The other key global producing and exporting region is in Eastern Europe, specifically Russia and Belarus. This region produces approximately 34 percent of global potash production. The average growth in global potash demand is estimated to have risen by almost 6.5 percent per year over the past three years, compared with an average of three percent over the past 10 years.
Agrium markets its international potash sales through Canpotex Limited (Canpotex), which is an offshore marketing agency for the three major Saskatchewan potash producers. Agrium has an investment in Canpotex with about nine percent of total Canpotex sales. International potash demand increased again in 2005, despite reduced demand from Brazil due to drought conditions and lower crop prices. Our international sales through Canpotex increased to 751,000 tonnes in 2005, accounting for 47 percent of our total potash sales. This was an increase from the 730,000 tonnes of international sales in 2004, when Canpotex sales accounted for about 41 percent of our total potash sales.
There are two major grades of potash: standard and premium. Premium grade is a higher value product as it is a larger and more uniform size than the standard product and therefore more conducive to bulk blending with other dry granular fertilizers. International demand for premium product is growing at a much faster rate than for standard, in part because standard tends to be used in the lower growth industrial segment. We produced about 1.2 million tonnes of premium grade potash, or 68 percent of our total potash production, in 2005. Our premium potash production is expected to reach 1.5 million tonnes in 2007, as part of our current potash expansion.

32	AGRIUM ANNUAL REPORT 2005

MD&A: WHOLESALE

Potash Strategy & Key Developments
Our strategy in potash is to continue to expand production capacity, particularly in the faster growing premium potash market, both in the near term and the medium to long term. The 310,000 tonnes, or approximately 17 percent, increase in our potash capacity is scheduled for completion by the end of the third quarter of 2006. This is the first of two possible expansions at the Vanscoy mine site.
We are also in the early stages of evaluating a potential second phase expansion of approximately 300,000 tonnes at the Vanscoy mine. It is anticipated that detailed engineering will be complete on this proposal in late 2006. The earliest this project could be on stream would be 2009.
We are in the process of exploring for high quality potash reserves in the provinces of Manitoba and Saskatchewan for a potential new Canadian mine some time in the future. The first step in this process is to conduct seismic exploration and to secure Crown and freehold mineral leases.
The Saskatchewan government announced positive changes to the Potash Production Tax legislation in 2005. The main changes to the tax regime apply to new capacity expansions in excess of 200,000 tonnes of potash per year. The changes included a 10-year tax holiday on the base tax payment and an increase in the rate of depreciation on certain allowable capital expenditures. These changes made the planned future capacity expansions at our Vanscoy operation more attractive and lowered the overall cost structure for new production capacity.
Phosphate Products
Agrium is the fourth largest phosphate producer in North America and the only phosphate producer in Canada. Phosphate is also an important nutrient for plants as it encourages early crop development, and stimulates root development and flowering. Agrium has a combined capacity of 1.3 million tonnes of phosphate products from our two facilities, one in Redwater, Alberta and the other in Conda, Idaho. Phosphate sales contributed $57-million in gross profit and accounted for eight percent of Wholesale’s total gross profit in 2005.
The majority of phosphate produced and sold in North America is made up of two similar forms of dry granular products called diammonium phosphate (DAP) and monoammonium phosphate (MAP). There are also numerous other forms of phosphate products for agricultural and industrial use. Our Redwater facility predominantly produces MAP, while our Conda facility produces MAP as well as super phosphoric acid and ammonium phosphate sulphate.
The three primary raw materials required to produce MAP are sulphur, ammonia and mined phosphate rock. We own and operate two phosphate rock mines dedicated to supplying our two phosphate processing facilities. The Kapuskasing mine in Ontario, Canada has over 10 years of ore reserves at current utilization rates. The rock from this mine is shipped to our Redwater facility for processing. The phosphate content of this rock is high compared to the industry average, although it contains relatively high iron content that can create processing challenges. We experienced problems with processing higher iron content rock due to moving to a new area of the mine in late 2005 and this may result in higher than average production costs into 2006. The Redwater phosphate facility is integrated with our Redwater ammonia facility, and sulphur is available locally at very competitive rates, given the abundant supply of byproduct sulphur from oilsands and natural gas production in the region. Our Conda facility obtains its rock supply from our Dry Valley rock mine located about 32 kilometers from our processing site and our sulphur for Conda is largely sourced from sulphuric acid from Utah, local refineries and natural gas production facilities.
Phosphate Strategy & Key Developments
Our strategy on phosphate is to optimize our base business through cost control; grow our customer base for specific phosphate products and regions; and, continue to monitor opportunities for potential acquisition.

AGRIUM ANNUAL REPORT 2005	33

MD&A: WHOLESALE

We are in the final stages of completing expansions to our gypsum stack storage area at both our Redwater and Conda facilities. These projects proceeded after we were granted the necessary approval from government agencies for the extensions in 2005. Conda completed its expansion in 2005 and the Redwater gypsum stack expansion will be completed in the first half of 2006. These expansions are expected to extend the life of each of the two storage areas by at least 10 years.
Industrial Products
The same nutrients that help crops reach their full yield potential are also used in a wide variety of industrial uses. For example, urea is used for the production of resins in the lumber industry, potash for recycling of aluminum and phosphates are used as a retardant material to prevent the spread of forest fires. Approximately 15 percent of our Wholesale sales are to the industrial market. Sales to this sector tend to be evenly distributed throughout the year, much of it priced on a cost-plus basis, which provides a base to our earnings through the slower agricultural off-season periods.
Distribution & Storage
Distribution and storage are an integral part of our Wholesale operations. A large majority of our Wholesale sales are to growers in North America and Argentina who have a very short window of opportunity to purchase and apply nutrients. The seasonal nature of much of our Wholesale business requires us to have significant transportation, storage and warehousing capabilities to ensure the supply of the right type of fertilizer is available to our customers at the right time. This capability often allows us to obtain an in-season price premium for our products and markets.
We own over 1.5 million tonnes of dry and liquid storage through our Wholesale operations and lease an additional 300,000 tonnes of warehouse space within North America alone. Our Wholesale operations work closely with six different railways and over 300 different trucking companies in three countries, to ensure our products are available to customers at the right time. We own or have berths at deep-water port facilities in Argentina and one in Sacramento, California. We also utilize various pipelines, barges and ocean vessels to move our product. These assets are a valuable and integral part of our value chain but are not measured as a separate financial business segment.
In 2005 we acquired the fertilizer distribution assets of Imperial Oil Limited and integrated them as part of our Wholesale distribution business. As part of this acquisition, we obtained the fertilizer storage and distribution assets and associated long-term leases for land at over 190 independently operated retail locations. We also obtained exclusive fertilizer supply agreements with the independent operators. As a result, we expect to increase our sales to these locations, providing us with an opportunity to increase the proportion of our product sold into Western Canada. Typically, these locations market over 500,000 tonnes of fertilizer per year.
Specialty Products
In addition to the major agricultural and industrial products, we also produce and market controlled release products and micronutrients as part of our specialty products offerings. We significantly expanded the depth of our controlled release product line and total sales in this market segment through our recent acquisition of Nu-Gro.
Controlled release products such as our patented-process controlled release nitrogen products include both ESN® and Duration CR®. We completed our ESN® production capacity expansion from 30,000 to 150,000 tonnes in early 2006 to meet increasing demand from growers. We are also evaluating how best to reach additional customers on a long term basis by pursuing in-market coating opportunities. Duration CR® is specifically manufactured for professional turf and high-value crops, such as strawberries. We are increasing production capacity of Duration CR® from 10,000 to 40,000 tonnes per year in early 2006. These products provide significant economic and environmental advantages over traditional fertilizers.
We also produce approximately 24,000 tonnes of micronutrients at our Reese, Michigan facility. These products are sold primarily into the U.S. Cornbelt and Eastern Canada. Micronutrients are secondary nutrients such as iron, zinc, manganese, copper and boron. These nutrients are also required by plants to help them to reach optimal yield levels. Application rates for micronutrients are much lower than for the three main nutrients, although margins are considerably higher on a per tonne basis.

34	AGRIUM ANNUAL REPORT 2005

MD&A: WHOLESALE

Nu-Gro®

In January 2006, Agrium purchased from Spectrum Brands Inc. its Nu-Gro fertilizer technology and professional products businesses. Nu-Gro produces and distributes controlled release and professional turf products, with total annual sales of approximately $80-million and average gross margins of about 24 percent. The controlled release nitrogen products include branded products - Nitroform®, Nutralene®, SCU® and IB Nitrogen that are marketed to finished product producers for use on golf courses, sport turf, home lawns, high yield agricultural crops, nurseries and in greenhouses. The professional turf products, Proturf® Professional Turf Products, Nu-Gro and Par Ex®, are marketed directly for use in golf course and lawn care applications. We funded the purchase price of $86-million from cash on hand. This acquisition will increase our sales and earnings in the growing specialty fertilizer segment and provide sufficient critical mass to form a new strategic business unit.

The Future Is ESN®, Smart Nitrogen

ESN® is our patented process, producing a controlled release nitrogen product for large acre crops. This product encapsulates urea inside a specially designed polymer coating that permits the release of nitrogen to match the needs of the growing plant. Polymer technology allows for nitrogen to be released closer to when the crop needs it, making it a more efficient product and reducing losses to the environment. As a result, ESN® has the ability to increase crop yields, improve nutrient efficiency, allow a wider window of nutrient application and reduce fuel costs and the growers’ time by lowering the number of passes over a field.

Key facts:

■ University, government and on-farm grower studies show that using ESN® can increase yields by up 12-15 bushels per acre for corn (or by about 10 percent) versus conventional nitrogen;

■ Nitrogen release rates are dictated by water and soil temperature, which are the same factors that regulate crop growth;

■     Third party endorsement includes Farm Industry News’ FinOvation Award for the top product in the Crop Chemicals category, three-year research funding of $500,000 from the Government of Canada, and $450,000 from the Alberta government;

■ ESN® production technology may be expanded to other fertilizers such as phosphate; and,

■ We estimate the North American market demand could surpass three million tonnes over the next five to 10 years.

MD&A: NORTH AMERICA WHOLESALE
North America Wholesale
NORTH AMERICA WHOLESALE PERFORMANCE

	Year Ended December 31			Variance Analysis
(millions of U.S. dollars,				2005 vs. 2004			2004 vs. 2003
thousands of tonnes)	2005	2004	2003	Change	Price	Volume	Change	Price	Volume

Nitrogen

Net sales	1,463	1,180	1,044	283	278	5	136	135	1

Gross profit	374	315	254	59	58	1	61	60	1

Potash

Net sales	255	214	160	41	66	(25)	54	45	9

Gross profit	157	106	61	51	62	(11)	45	40	5

Phosphate

Net sales	313	309	261	4	34	(30)	48	26	22

Gross profit	57	71	44	(14)	(7)	(7)	27	23	4

Total net sales	2,031	1,703	1,465	328	378	(50)	238	206	32

Total gross profit	588	492	359	96	113	(17)	133	123	10

Selling expenses	19	17	15	2			2

General and administrative	21	22	20	(1)			2

Depreciation and amortization	107	116	99	(9)			17

Royalties and other taxes	35	22	11	13			11

Other expenses	(2)	52	28	(54)			24

EBIT before special items	408	263	186	145			77

Special Items

Kenai award and settlement	–	(86)	–	86			(86)

Asset impairment	–	–	235	–			(235)

EBIT	408	349	(49)	59			398

North America Wholesale Results
Our North America Wholesale (NAW) EBIT increased to $408-million in 2005, compared with $349-million in 2004 and a $49-million loss in 2003 due to the Kenai, Alaska asset impairment charge that year. The rise in nutrient prices more than offset higher production costs for both nitrogen and potash over the past two years. Total gross profit for North America Wholesale has steadily increased over the past three years from $359-million in 2003, to $492-million in 2004 and finally to $588-million in 2005. The specific changes in price, costs and volumes by product are outlined in the table above.
North America Wholesale Expenses
Selling expenses increased to $19-million in 2005, compared with $17-million in 2004 and $15-million in 2003. Depreciation and amortization declined by $9-million in 2005 due primarily to lower depreciation costs for the Kenai nitrogen facility. There is less than $4-million remaining to be depreciated for this facility at the end of 2005. General and administrative costs have not changed significantly over the past three years, despite a steady rise in the Canadian dollar.

36	AGRIUM ANNUAL REPORT 2005

MD&A: NORTH AMERICA WHOLESALE
Nitrogen Products
NAW NITROGEN PERFORMANCE

	Year Ended December 31			Variance Analysis
(millions of U.S. dollars,				2005 vs. 2004			2004 vs. 2003
thousands of tonnes)	2005	2004	2003	Change	Price	Volume	Change	Price	Volume

Nitrogen

Total tonnes sold	5,182	5,159	5,156	23			3

Total net sales	1,463	1,180	1,044	283	278	5	136	135	1

Cost of product	1,089	865	790	224	220	4	75	75	–

Total gross profit	374	315	254	59	58	1	61	60	1

Selling price per tonne	282	229	202

Cost of product per tonne	210	168	153

Nitrogen Gross Profit
Our nitrogen gross profit increased to $374-million in 2005, compared with $315-million in 2004 and $254-million in 2003 as summarized in the table above. This increase in profit was due to strong global nitrogen prices, resulting from a continuation of the tight global demand and supply situation that started in 2004. Product prices rose more than the cost of production in each of the past three years, while total sales volumes were relatively unchanged. Nitrogen margins were strongest in the second and third quarter, and declined in the fourth quarter due to much higher gas prices in North America. Agrium’s per tonne margins showed a significant increase in 2005, averaging 18 percent, or $11 per tonne, higher than in 2004. They should be somewhat lower in 2006 if North America gas prices remain high.
Nitrogen Prices
International and domestic nitrogen prices have been on an upward trend for the past few years. For example, global urea prices in 2005 were 31 and 52 percent higher than 2004 and 2003 respectively. This was due to a tightening in global nitrogen supply and demand, which occurred despite significant new global nitrogen capacity coming on stream over the past few years. There was approximately six million tonnes of new urea capacity added between 2003 and 2005. Much of this was in China, where exports actually declined in 2005. This was a result of the Chinese government eliminating the urea export subsidy in late 2004 and the introduction of a urea export tax in 2005 to keep more urea within the country and make it more affordable for domestic growers.
We participate in a number of regional markets that have different benchmark sale prices. The key international benchmark prices for urea and ammonia are the Black Sea ports at Yuzhny, Ukraine and Arab Gulf ports. Within North America our most important markets are in Western Canada and the northern portion of the U.S., including the Pacific Northwest. These regions have a higher selling price than the U.S. Gulf, which is a key producing and import terminal, as well as the Southern and Eastern U.S. price due to the cost of transportation and storage.
Nitrogen Production Cost
The world energy supply and demand situation tightened considerably in 2005. Oil and coal prices rose significantly in 2005, which had an impact on gas prices in Western Europe and North America, as well as on coal and naphtha oil distillates in countries like India and China that use these products as a feedstock to produce nitrogen.

AGRIUM ANNUAL REPORT 2005	37

MD&A: NORTH AMERICA WHOLESALE

Our average unit production cost for nitrogen rose 25 percent in 2005, due primarily to higher natural gas costs. Our nitrogen cost of product averaged $210 per tonne in 2005, compared with $168 per tonne in 2004 and $153 per tonne in 2003. The cost of natural gas accounts for as much as 90 percent of the cost of producing a tonne of ammonia, and only slightly less for other nitrogen products such as urea and UAN solutions.
North American Wholesale purchased approximately 134 million MMBtu per year of gas in 2005. Our four Western Canadian nitrogen facilities benefit from being able to source less expensive Alberta priced gas (AECO), relative to the U.S. NYMEX gas price. Alberta is a significant net exporter of natural gas and the Alberta gas price has averaged $1.03/MMBtu lower than NYMEX over the past three years, which is similar to the cost of transporting the gas via pipeline to key U.S. markets. This price spread widened considerably in the fall of 2005, as can be seen from the table below. This was partly due to the significant increase in U.S. gas prices following the two hurricanes that damaged the U.S. Gulf Coast in the third quarter of 2005.
The Borger, Texas ammonia facility is our only nitrogen facility that produces ammonia in the mainland U.S. and it accounted for only 10 percent of our 2005 North American Wholesale gas purchases. Gas prices at Borger were also advantaged relative to NYMEX gas price levels, averaging $1.18/MMBtu lower than NYMEX in 2005.
Sales Volumes & Operating Rates
Wholesale nitrogen sales volumes in 2005 totaled 5.18 million tonnes of product, which was slightly higher than both 2004 and 2003. There was little change in the product mix of the different nitrogen products, other than an increase in ammonia and lower urea and ammonium nitrate sales.
We temporarily idled our Fort Saskatchewan, Alberta and Borger, Texas facilities in December of 2005, due to the significant increase in North American natural gas prices following the hurricanes in the U.S. Gulf Coast. We partly offset this lower production by increasing our imports of nitrogen products from offshore sources through our Sacramento, California terminal and the U.S. Gulf Coast. We also conducted major planned turnarounds at our Profertil and Carseland, Alberta facilities in the second quarter of 2005, and at the Kenai, Alaska facility in the fourth quarter of 2005.
AVERAGE ANNUAL GAS PRICE

(U.S. dollars per MMBtu)	2005	2004	2003

NYMEX	8.55	6.09	5.44

AECO	7.03	5.23	4.74

Basis	1.52	0.86	0.70

North America Wholesale (incl. Kenai)

Average – unhedged	5.79	4.32	3.79

Hedging impact	(0.13)	–	(0.09)

Overall weighted average	5.66	4.32	3.70

38	AGRIUM ANNUAL REPORT 2005

MD&A: NORTH AMERICA WHOLESALE
Potash Products
POTASH PERFORMANCE

	Year Ended December 31			Variance Analysis
(millions of U.S. dollars,				2005 vs. 2004			2004 vs. 2003
thousands of tonnes)	2005	2004	2003	Change	Price	Volume	Change	Price	Volume

Potash

Total tonnes sold	1,611	1,796	1,662	(185)			134

International	751	730	570	21			160

Domestic	860	1,066	1,092	(206)			(26)

Total net sales	255	214	160	41	66	(25)	54	45	9

International	97	71	43	26	24	2	28	16	12

Domestic	158	143	117	15	42	(27)	26	29	(3)

Cost of product	98	108	99	(10)	4	(14)	9	5	4

Total gross profit	157	106	61	51	62	(11)	45	40	5

International	63	42	22	21	20	1	20	14	6

Domestic	94	64	39	30	42	(12)	25	26	(1)

Selling price per tonne	158	119	96

Cost of product per tonne	61	60	60

Potash Gross Profit
Our potash gross profit rose 48 percent to $157-million in 2005, compared with $106-million in 2004 and $61-million in 2003 as illustrated in the table. On a per tonne basis, our gross margin increased to $97 per tonne in 2005, compared with $59 per tonne in 2004 and $37 per tonne in 2003. The 64 percent increase in our 2005 per tonne margin was due entirely to higher domestic and international selling prices.
Potash Prices
The rise in potash prices that started in earnest in early 2004 continued throughout 2005. International potash prices and margins continued to lag behind those in North America. This was partly due to the time lag between negotiating higher prices for certain international buyers that lock in price for a period of time and partly due to higher ocean freight rates increasing the cost of delivering product to those customers that purchase on a delivered basis. Ocean freight rates for dry bulk material almost doubled in 2004 and remained high for most of 2005. They started to decline in late 2005 and are expected to average slightly lower in 2006, which would be positive for international potash margins. Lower demand from large importing countries, especially Brazil, also curtailed the rise in international prices.
The North American and international potash markets have distinct marketing channels and different benchmark prices. The most commonly quoted North American potash price is the Midwestern U.S. Cornbelt price, which increased by 32 percent in 2005 over the average in 2004. The benchmark price for the international market tends to be the Vancouver FOB price, which increased by 20 percent in 2005 over 2004.
Potash Production Cost
Our potash cost of product per tonne increased slightly in 2005 to $61 per tonne, compared with $60 per tonne in both 2004 and 2003. These figures include unit production cost and some portion of the freight to

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MD&A: NORTH AMERICA WHOLESALE

North American markets. Our average unit cost of production has risen due to the higher Canadian dollar relative to the U.S. dollar. This was partly offset by a greater portion of our sales being to customers that source product directly from the mine, so that our freight rate is lower. Our potash mine has sufficient ore reserves to continue production for well over 50 years based on current and projected production rates.
Sales Volumes
Our 2005 sales volumes declined versus 2004, as our opening inventories were lower after strong sales in 2004 and due to slower North American demand in late 2005. We produced 1.72 million tonnes of potash in 2005 from our potash mine and mill at Vanscoy, Saskatchewan, a new annual record for production at this facility. This higher production was achieved at the same time as work was under way to bring on our 310,000 tonne capacity expansion later in 2006.

Phosphate Products
PHOSPHATE PERFORMANCE

	Year Ended December 31			Variance Analysis
(millions of U.S. dollars,				2005 vs. 2004			2004 vs. 2003
thousands of tonnes)	2005	2004	2003	Change	Price	Volume	Change	Price	Volume

Phosphate

Tonnes sold	1,065	1,181	1,090	(116)			91

Net sales	313	309	261	4	34	(30)	48	26	22

Cost of product	256	238	217	18	41	(23)	21	3	18

Total gross profit	57	71	44	(14)	(7)	(7)	27	23	4

Selling price per tonne	294	262	239

Cost of product per tonne	240	202	199

Phosphate Gross Profit
Our 2005 phosphate gross profit was $57-million, compared with $71-million in 2004 and $44-million in 2003. The reduction in profit and margins was due to a substantial increase in production costs in 2005. It is expected that average production costs will remain high in 2006.
Phosphate Prices
The global benchmark price for phosphate is the Tampa, Florida DAP price. Florida is the largest phosphate exporting region in the world. We produce and sell virtually all of our phosphate production in Western Canada and the Pacific Northwest portion of the U.S. As illustrated in the phosphate price graph, these are higher price regions, given the cost to ship product from Florida. Our market for phosphate products is relatively close to our facilities.
Both the benchmark and Agrium’s phosphate prices rose about 10 percent in 2005 compared with 2004, which continued the upward trend that started in 2003. The higher phosphate price is due to a combination of a tighter global phosphate supply and demand balance and high input costs, particularly for sulphur and ammonia. Global ammonia prices in 2005 were 12 percent higher than in 2004, and sulphur prices remained relatively high.
Phosphate Production Cost
Our average cost of product rose to $240 per tonne in 2005, compared with $202 per tonne in 2004 and $199 per tonne in 2003. This increase was due to a combination of higher ammonia and sulphur raw materials costs, and a stronger Canadian dollar combined with higher phosphate rock mining costs. We also conducted planned turnarounds at both Conda

40	AGRIUM ANNUAL REPORT 2005

MD&A: NORTH AMERICA WHOLESALE

and Redwater in 2005 that negatively impacted our average costs for the year. The higher rock costs are associated with increased contractor mining rates at our Kapuskasing mine, some challenges with processing high iron content rock from the new mine location at Kapuskasing, and the stronger Canadian dollar. The stronger Canadian dollar negatively impacts our production cost at our Redwater facility when converted to U.S. dollars, since salaries and mining fees are paid in Canadian dollars and costs and margins are reported in U.S. dollars.
Agrium’s phosphate facilities benefit from low sulphur costs relative to phosphate producers in the Southeastern U.S. Conda’s sulphur costs increased slightly in 2005. This is due to one of the local refineries now reinjecting sulphur and as a result the region is moving towards being a net importer of sulphur. Conda’s rock costs decreased in 2005 due to the benefit we derived as part of the agreement to acquire certain Astaris assets in 2004.
Sales Volumes
Our production and sales of phosphate products were lower in 2005 compared with 2004 and 2003. The lower production was due to the planned turnarounds and phosphate rock processing difficulties in the fourth quarter of 2005. We anticipate a slight increase in production and sales volumes in 2006.

AGRIUM ANNUAL REPORT 2005	41

MD&A: SOUTH AMERICA WHOLESALE
South America Wholesale
SOUTH AMERICA WHOLESALE PERFORMANCE

	Year Ended December 31			Variance Analysis
(millions of U.S. dollars,				2005 vs. 2004			2004 vs. 2003
thousands of tonnes)	2005	2004	2003	Change	Price	Volume	Change	Price	Volume

Nitrogen

Tonnes sold	600	614	634	(14)			(20)

Net sales	159	137	111	22	25	(3)	26	30	(4)

Cost of product	47	38	31	9	10	(1)	7	8	(1)

Gross profit	112	99	80	13	15	(2)	19	22	(3)

Selling price per tonne	265	223	175

Cost of product per tonne	78	62	49

Other

Tonnes sold	34	20	19	14			1

Net sales	10	6	5	4	–	4	1	1	–

Cost of product	7	3	3	4	2	2	–	–	–

Gross profit	3	3	2	–	(2)	2	1	1	–

Selling price per tonne	294	300	263

Cost of product per tonne	206	150	158

Total gross profit	115	102	82	13	13	–	20	23	(3)

Selling expenses	1	1	1	–			–

General & administrative	4	3	3	1			–

Depreciation & amortization	15	15	15	–			–

Other expenses	11	–	–	11			–

EBIT	84	83	63	1			20

South America Wholesale Results
Our South America Wholesale EBIT increased to $84-million in 2005, compared with $83-million in 2004 and $63-million in 2003. Sales prices increased slightly more than the increase in production costs.
Nitrogen Gross Profit
Total gross profit rose for the fourth straight year, reaching $115-million in 2005, compared with $102-million in 2004 and $82-million in 2003. This was due to the significant increase in international urea prices over this period.
Nitrogen Prices
We price local Argentine urea sales based on an import parity price, which is the Black Sea prilled urea price plus transport, handling costs and import duty. Offshore sales incur additional transportation costs, so net backs are usually somewhat lower than domestic sales. Our primary market for production from Profertil is Argentina, which accounted for 57 percent of Profertil’s sales in 2005, compared with 69 percent in 2004 and 52 percent in 2003. The decline in the proportion of sales into the domestic market was due to lower demand resulting from drought conditions, lower crop prices and higher input costs.
Nitrogen Production Costs
Average per unit production costs rose to $78 per tonne in 2005 compared with $62 per tonne last year and $49 per tonne in 2003. The higher production cost was partly due to a seven percent decline in production in 2005 resulting from a planned turnaround and an unexpected outage of the facility. There was also a small increase in delivered gas and electricity prices.
Our Profertil nitrogen facility in Argentina has three long-term firm supply U.S. dollar-denominated natural gas purchase contracts, which expire in 2012, 2013 and 2017. We have other short-term U.S. dollar-denominated supply contracts representing approximately 17 percent of Profertil’s gas supply that expire in the fourth quarter of 2006. Repsol-YPF, our joint venture partner in Profertil, is the largest supplier, followed by Petrobras, Pan American Energy and Pioneer.

42	AGRIUM ANNUAL REPORT 2005

MD&A: OTHER BUSINESS SEGMENT

In 2005, Profertil successfully restructured the only gas contract for which Profertil did not hold firm transportation rights into three new firm supply contracts with firm transportation rights held by Profertil. The transfer of the firm transportation rights from the gas seller to Profertil enables the purchase of gas from a broad range of potential suppliers, thereby enhancing security of supply. Profertil’s union contract for the plant operators expires in 2006 and will need to be renegotiated.
Sales Volumes
Sales volumes of 634,000 tonnes were unchanged compared with last year and marginally lower than in 2003. Our Profertil facility operated at approximately 89 percent in 2005, compared with about 94 percent in 2004. This lower operating rate was due to a major planned turnaround and other required plant maintenance. Gas deliveries to the facility were constrained slightly during the winter months of 2005; we estimate that this lowered the operating rate by less than 0.5 percent in 2005.
Expenses
Other expenses increased by $11-million in 2005 due primarily to a $9-million charge related to the early re-payment of Profertil debt.
Other Business Segment
Our Other business segment is a non-operating segment that comprises Corporate and Administrative functions supporting our operating segments.
This segment is also used for the elimination of inter-segment transactions so that the operating segments can be evaluated and managed on a stand-alone basis, with all transactions reflected at an arm’s length consideration. The main eliminations relate to purchase and sale transactions between our respective Retail and Wholesale business segments and interest on inter-company loans.
Expenses included in EBIT of our non-operating segment comprise primarily general and administrative costs of our headquarters in Calgary, Alberta and our marketing office in Denver, Colorado and other expenses such as regulatory compliance, foreign translation gains and losses and business development costs associated with evaluating new growth opportunities. EBIT decreased to $(88)-million compared to $(46)-million in 2004 and $(59)-million in 2003.
The decline from prior years was largely due to an increase in general and administrative and other expenses resulting from the:
■	Impact of the strengthening Canadian dollar on our Canadian dollar-denominated general and administrative and other expenses;
■	Costs related to evaluating potential merger and acquisition opportunities and investigation of the feasibility of building a nitrogen production facility in Egypt;
■	Recognition of the deferred issuance cost on redemption of our eight percent preferred securities;
■	Evaluation and improvement of our corporate governance programs and increased regulatory compliance; and,
■	Increased salary costs due to higher incentive pay-outs and fewer staff vacancies.

AGRIUM ANNUAL REPORT 2005	43

GROWING
BIOFUEL
DEMAND
CANOLA
FOR biodiesel
CORN
FOR ethanol

MD&A: OUTLOOK
Outlook
The primary driver for our business is the need for the world’s growers to continue to increase global food production. We also expect high energy prices to provide support to grain prices over the next few years. Biofuels are environmentally-friendly fuels produced from plants. Some countries use canola or other oilseeds to produce biodiesel, while corn is the key feedstock used in the U.S. to produce ethanol. It is expected that 17 million more U.S. corn acres will be needed to meet the growing demand for ethanol over the next five years.

MD&A: OUTLOOK

Outlook
Agriculture Outlook
Global grain and oilseed prices declined in 2005 due to strong crop yields in key exporting regions such as the U.S. and Canada over the past few years. The lower prices are a result of the market focusing more on the recent size of crop production in countries such as the U.S. and Canada than on the expected further decline in global grain inventories in 2006.
We expect grain prices to increase from the post-harvest lows experienced in 2005, although they are expected to remain slightly below the previous five-year average. U.S. corn prices were depressed in the fourth quarter of 2005, in part due to the restrictions on transporting grain out of the Midwestern U.S. stemming from Hurricane Katrina’s damage to the Mississippi river system and Gulf Coast ports.
We anticipate U.S. corn acreage will decline slightly in 2006 as growers shift acreage towards soybeans, given their lower crop nutrient requirement and a reduced threat of Asian Rust. Most industry analysts believe there is likely to be no more than a three percent reduction in corn acreage in 2006. A five percent reduction in U.S. corn acreage would account for a one to two percent reduction in overall U.S. nutrient use, assuming no change in application rates.
We expect high energy prices to provide some support to grain prices over the next few years, given the resulting higher cost of grain production worldwide. Low grain prices relative to high energy prices also favors a significant increase in U.S. ethanol production in 2006. This is a positive development for the corn market and ultimately for the U.S. demand for nutrients. Ethanol is an environmentally-friendly fuel that uses corn as the key feedstock in the U.S. and sugar cane as a feedstock in Brazil. The U.S. corn acreage that would be required to meet increasing demand for ethanol production is anticipated to rise to 17 million acres within the next five years. This increase in corn acreage is expected to utilize an additional 350,000 tonnes of nitrogen or the equivalent of almost 800,000 tonnes of urea. Similarly, there is a growing trend toward the use of other crops as a feedstock for industrial products, such as canola and soybean oil in biodiesel fuel.
U.S. farm incomes are expected to remain well above the previous five-year average. U.S. government payment levels in 2006 are expected to be approximately $22-billion, which would be less than a three percent reduction from 2005 levels. In Canada, the 2006 farm income level is expected to be lower than in 2005, partly due to a strong Canadian dollar lowering domestic crop prices. Farm incomes in Argentina are expected to be lower in 2006, due to a combination of slightly lower crop prices and higher input costs.
Retail
Our Retail operations are diversified in terms of geography and types of crops grown in each region. Local weather and pest issues often have a bigger impact on Retail’s financial results than some of the broader agricultural variables such as farm incomes. High fertilizer prices are generally positive for our margins per tonne of nutrient sold, although this may be partly offset by lower nutrient volumes if crop prices are relatively low. We believe the growth in seed sales, high fertilizer prices and increased use of certain crop protection products will continue and should largely offset the possibility of slightly lower volumes of crop inputs in 2006.
Nitrogen
Global nitrogen demand has grown at an average annual rate of 2.2 percent over the past 10 years. Urea demand growth is higher than for total nitrogen, as urea is the major nitrogen product used in the fastest growing regions in the world. The average rate of growth for urea is expected to be over 2.5 percent per year over the medium term.
Higher global energy prices are expected to provide underlying support to nitrogen prices for at least the next few years. Natural gas prices in North America and Europe increased substantially in 2005 and are expected to remain high in 2006. Nitrogen fertilizers are produced from a variety of energy products including natural gas, coal, hydrogen and the oil derivative naphtha.
Industry consultants expect there will be three or four new urea facilities starting up in 2006, excluding China.

AGRIUM ANNUAL REPORT 2005	45

MD&A: OUTLOOK

This includes a urea plant in Iran in the latter part of 2006, one in Saudi Arabia in the spring of 2006 and two in Egypt in the second quarter of 2006. There are also two net ammonia facilities expected to come on stream over the next two years. The timing of when a facility actually starts full production can be substantially different than that which has been announced, depending on delays in construction and commissioning of the facility. Overall, these facilities are expected to add approximately two million tonnes of urea in 2006 on a pro-rated basis. The new capacity is similar to the average rate of urea demand growth per year, before considering the potential for closures or any reduction in operating rates in 2006 due to high energy prices.
China is the world’s largest producer and consumer of nitrogen, but obtaining reliable information from it on new capacity and plant closures can be difficult. China exported as much as four million tonnes of urea in 2004 when it had an export subsidy in place. China removed the export subsidy and introduced an export tax in late 2004 to keep more urea within its country. The policy shift also recognizes that urea is an energy-intensive commodity and China is a major and growing importer of energy products. These actions led to a cut in its urea exports to about 1.5 million tonnes in 2005. China lowered its export tax from 30 percent to 15 percent in the latter part of 2005 but announced that it would revert to 30 percent for the January to September 2006 period. Looking forward, we believe China will keep an export or resource tax in place and that its urea exports will remain well below the four-million tonne mark reached in 2004. China is also expected to increase its level of net ammonia imports to support both fertilizer and other industrial demand.
Potash
Global potash demand has grown at an average of 3.3 percent per year over the past 10 years, however, in the past three years the rate of growth has been about six percent. This has been due to strong demand in most developing regions in the world, particularly China, South America and India. The rate of growth slowed somewhat in 2005 as Brazil registered its first decline in use in over a decade, due to a combination of drought, an increase in the value of its currency and lower crop margins. We anticipate demand to increase by a more modest three percent in 2006 which will likely be enough to keep average prices in 2006 well above the average experienced in 2005.
Three Canadian facilities are expected to expand production capacity in 2006. Agrium’s Vanscoy facility is one of the facilities that is in the process of expanding capacity. We expect to increase our potash capacity by 310,000 tonnes by the third quarter of 2006.
Other Saskatchewan producers are expected to have about 750,000 tonnes of new potash capacity in the second half of 2006.
Phosphate
Global phosphate demand has grown at an average rate of 2.4 percent per year over the past decade, although it is estimated to have declined slightly in 2005 primarily due to the Brazilian drought, reducing demand in that important country. Global trade was largely unchanged in 2005, as an increase in India’s DAP imports helped offset a reduction in Brazilian and Chinese import demand. Lower U.S. operating rates in late 2005 and limited new capacity outside of China should contribute to a relatively tight supply and demand balance in 2006. The potential for higher domestic phosphate operating rates could limit India’s DAP import demand. Global phosphate margins are expected to continue to be impacted by relatively high global ammonia and sulphur input costs. While we market all of our production in North America, international developments influence both global and local prices. We anticipate demand in our sales regions to be similar to last year.

46	AGRIUM ANNUAL REPORT 2005

MD&A: OUT KEY BUSINESS SENSITIVITIES

Our Key Business Sensitivities
Our business risks are discussed on pages 59 to 63. Our financial results are sensitive to a number of factors that affect day-to-day operations.
The following table sets out the impact of changes in some key measurable variables on our earnings, based on 2005 activity levels. As the activity levels in future years may differ from those in 2005, these sensitivities should not be used to forecast future results. For example, these earnings sensitivity estimates would not take into account the 17 percent increase in our potash capacity expected to be on-stream in the third quarter of 2006.
Most of the key variables identified are for changes to product margins, which could result from a change in sales prices or input costs. For example, a reduction in input costs such as natural gas and/or sulphur for phosphate and/or sulphur prices with no change in nitrogen or phosphate selling prices would increase margins and earnings accordingly. For example, a $0.50 increase in North American natural gas would increase nitrogen production costs and, assuming no impact on nitrogen pricing, would reduce
EBIT and net earnings by $49-million and $31-million respectively.
Since rising gas prices can often have a positive impact on nitrogen prices, depending on the supply/demand balance, it is more appropriate to describe sensitivities in terms of changes in margins. Retail earnings tend to be relatively stable, with no key variables that would impact our retail earnings to a similar degree.
Foreign Exchange
The international currency of the agribusiness is the U.S. dollar, and accordingly we use the U.S. dollar as our reporting currency. We conduct business in U.S. dollars, Canadian dollars and Argentine pesos, and fluctuations in these currencies can impact our results. We manage our U.S. dollar-denominated working capital in our Canadian self-sustaining subsidiaries to minimize the impact of foreign exchange rate fluctuations on our consolidated results and, where appropriate, we use derivative instruments to manage our foreign exchange exposure.

KEY BUSINESS SENSITIVITIES

		EBIT	Net Earnings
	Change in	Impact	Impact
	Factor[a]	[U.S.$ millions]	[U.S. $ millions]

North America Wholesale

Wholesale margins

Nitrogen	$10.00	49.0	30.9

Phosphate	$10.00	10.7	6.7

Potash	$10.00	16.1	10.1

Exchange rate from C$ to U.S.$	$0.01	4.6	2.9

South America Wholesale

Wholesale margins

Nitrogen	$10.00	6.0	3.8

Exchange rate from Argentine Peso to U.S.$	0.3 Pesos	1.7	1.1

[a] Change in factor is per metric tonne unless otherwise specified.

AGRIUM ANNUAL REPORT 2005	47

MD&A: OUR CONSOLIDATED PERFORMANCE

Agrium
- STRONG CONSOLIDATED NET EARNINGS
- 2005 DILUTED EARNINGS PER SHARE OF $2.12 WERE THE HIGHEST ON RECORD

Our consolidated performance
The combination of the record EBIT from all three major operating segments and declining interest charges resulted in net earnings of $283-million, an increase of $17-million over 2004 and $320-million over 2003 net earnings. Gross profit was $1-billion in 2005, compared with $900-million in 2004 and $739-million in 2003.

MD&A: OUR CONSOLIDATED PERFORMANCE
Our Consolidated Performance
Results of Operations

		Net	Net Earnings			Cash		Long-term
(millions of U.S. dollars,	Net	Earnings	(Loss) Per Share:		Total	& Cash	Cash	Financial
except per share amounts)	Sales	(Loss)	Basic	Diluted	Assets	Equivalents	Dividends	Liabilities

2005

Q1	537	24	0.18	0.18	2,677	326	–	799

Q2	1,180	133	1.01	0.99	2,694	427	7	784

Q3	807	72	0.54	0.54	2,817	415	–	755

Q4	770	54	0.41	0.40	2,785	300	7	722

Year	3,294	283	2.14	2.12	2,785	300	14	722

2004

Q1	435	11	0.08	0.08	2,416	202	–	978

Q2	1,011	74	0.56	0.52	2,345	196	7	970

Q3	672	83	0.63	0.60	2,514	299	–	979

Q4	720	98	0.75	0.71	2,661	425	7	972

Year	2,838	266	2.03	1.91	2,661	425	14	972

2003

Q1	372	(11)	(0.09)	(0.09)	2,436	136	–	1,038

Q2	929	65	0.52	0.47	2,437	152	7	1,041

Q3	561	22	0.17	0.17	2,434	171	–	1,038

Q4	637	(113)	(0.90)	(0.90)	2,278	200	7	1,002

Year	2,499	(37)	(0.29)	(0.29)	2,278	200	14	1,002

The table above of selected quarterly and annual information for the years ended December 31, 2005, 2004 and 2003 illustrates the seasonal nature of our business as discussed on page 50 of this MD&A.
Significant items affecting the comparability of quarterly and annual earnings include the following:
■
Net earnings and net earnings per share in the third and fourth quarters of 2004 included income of $41-million and $9-million respectively ($25-million after tax or $0.17 diluted earnings per share in the third quarter and $5-million after tax or $0.04 diluted earnings per share in the fourth quarter) in liquidated damages from an arbitration panel award relating to our Kenai facility;

■
Net earnings and net earnings per share for the fourth quarter of 2004 included a $36-million gain ($21-million after tax or $0.15 diluted earnings per share) on the settlement of all outstanding legal claims relating to our Kenai facility; and,

■
Net earnings and net earnings per share for the fourth quarter of 2003 included a $235-million impairment charge against our Kenai facility ($140-million after tax or $0.96 diluted earnings per share).

Income Taxes
Our effective overall tax rate was 37 percent in 2005 and is expected to be slightly lower in 2006.
While there have been no significant changes in statutory income tax rates in any of the jurisdictions in which we operate, the mix of earnings and tax allowances among tax jurisdictions, realization of unrecognized tax assets and many other factors impact these rates. A full explanation of year-over-year variances in these rates for the three years ended December 31, 2005 is provided in note 5 to our consolidated financial statements.
Interest Expense
Annual interest expense declined substantially over the past three years. Interest expense was $49-million in 2005, compared with $69-million in 2004 and $80-million in 2003. The lower interest expense is due to reduced debt levels financed from improved cash from operating activities.
In 2005 we paid cash dividends on our common shares of $14-million, or $0.11 per common share (2004 – $14-million or $0.11 per common share; 2003 – $14-million or $0.11 per common share).

AGRIUM ANNUAL REPORT 2005	49

MD&A: OUR CONSOLIDATED PERFORMANCE
Seasonality

Agricultural nutrient sales are seasonal in nature, as farmers tend to apply the majority of crop nutrients in the spring and fall time periods. As a result, our earnings tend to be strongest in the second and fourth quarters of the calendar year. The majority of our annual agricultural sales tend to be made in three or four months of the year. This requires an extensive storage and distribution network and an effective logistics system to ensure we are able to meet our customers’ needs.
2005 Fourth Quarter Operating Results
Net Earnings
Agrium’s fourth quarter consolidated net earnings were $54-million compared with $98-million for the same quarter of 2004. Diluted earnings per share were $0.40 compared with $0.71 for the same quarter last year. Earnings before interest and taxes (EBIT) were $95-million for the fourth quarter of 2005 compared with EBIT of $168-million for the same period in 2004.
The decrease in year-over-year fourth quarter EBIT of $73-million comprised a decline in gross profit of $41-million and an increase in expenses of $32-million. The gross profit drop reflects lower fall demand for all three nutrients and the negative impact on margins primarily from higher natural gas prices and the stronger Canadian dollar. The increase in 2005 fourth quarter expenses of $32- million over the same quarter last year reflects the following items:
■	$(45)-million relating to Kenai award and settlement recorded as income in the prior quarter of 2004;
■	$16-million pertaining to settlement of a commercial dispute recorded as income in the fourth quarter of 2005; and,
■	$(3)-million relating to other income and other expenses recorded in the fourth quarter of 2005.
Cash Provided by Operating Activities
Operating activities provided cash of $8-million in the fourth quarter of 2005 compared with $189-million for the same quarter of 2004. The unfavorable variance from the same quarter last year was primarily the result of the impact of an increase in inventory and lower net earnings.
Business Segment Performance
Retail
In the fourth quarter of 2005, Retail EBIT reached $25-million, an improvement of $8-million or 47 percent over the same period last year. This was driven by a 23 percent increase in both fertilizer and chemical net sales while gross margin percentages for these retail products remained relatively stable compared with the same period last year. The improvement in Retail’s net sales reflects favorable fall weather throughout most of the U.S. relative to the early winter conditions that hit in 2004. Also contributing to the increase was a fourth quarter revenue improvement of 36 percent in our South America-based retail operations due to their recent acquisition of additional retail centers. Retail’s expenses increased by $9-million in the fourth quarter of 2005 over the same period last year, primarily due to higher incentive accruals and fuel costs.
North America Wholesale
North America Wholesale EBIT was $67-million in the fourth quarter of 2005, down $73-million from EBIT of $140-million for the same period last year. The EBIT decline comprised a $53-million decline in gross profit and a $20-million increase in expenses.
Gross profit decline in the fourth quarter to $98-million from gross profit of $151-million in the same period last year is attributed to the following:
■	Nitrogen gross profit declined by $39-million in the fourth quarter of 2005 reflecting primarily a decline in both international and domestic urea gross profit.
■
Higher urea prices were more than offset by lower sales volumes. The volume decline reflected lower opening inventory balances, turnaround at our plants and weaker demand. Urea demand softened as customers delayed purchase decisions until closer to the spring season and in anticipation that lower natural gas prices may result in lower nitrogen prices.

■
Our North America nitrogen margins were also negatively impacted by a significant increase in North American natural gas costs compared with the fourth quarter of 2004. Previously deferred qualifying hedge gains realized on natural gas derivative contracts in the fourth quarter of 2005 contributed $5-million to nitrogen gross profit.

■
Potash gross profit was relatively consistent compared with the fourth quarter of 2004. While potash prices were higher in the fourth quarter of 2005, our sales volumes fell due to softening demand. This slowdown resulted in part from purchase delays by North America-based customers due to high product prices relative to crop prices. Other factors contributing to the weakness included purchase delays from our international marketing agency, Canpotex, due to poor conditions in the Brazilian farming economy

50	AGRIUM ANNUAL REPORT 2005

MD&A: OUR CONSOLIDATED PERFORMANCE

and purchase delays by China pending negotiation of annual supply contracts.
■
Phosphate gross profit dropped by $14-million in the fourth quarter of 2005 compared with the same period last year. Phosphate prices were strong, reflecting rising prices for the key inputs of ammonia and sulphur, but sales volumes were down due to lower opening inventory balances resulting from an extended plant turnaround and soft North America demand. Other factors negatively impacting margin in the quarter were higher phosphate rock mining costs and raw material costs, and higher unit fixed costs, reflecting lower production volumes.

The increase in expenses in our North America Wholesale segment mainly reflects the absence of the favorable impact from the Kenai award and settlement recorded in 2004, as discussed in note 3 to the financial statements.
South America Wholesale
South America Wholesale fourth quarter 2005 EBIT and gross profit remained relatively unchanged compared with the same quarter last year. The benefit from increased urea sales volumes was offset in part by the impact of the extended shutdown at the Profertil urea facility in the fourth quarter of 2005. The facility was down 22 days in the quarter and, as a result, fixed costs per tonne were higher, as costs were spread over fewer units of production.
Other
EBIT for our non-operating business segment for the fourth quarter of 2005 was down $8-million from the same period last year. Factors that contributed to the decline included the variance resulting from foreign exchange on the translation of our U.S. working capital balances maintained in our Canadian dollar subsidiaries and higher expenses relating to investigating business development opportunities. These factors were offset in part by lower long-term incentive plan expenses in the fourth quarter of 2005 compared with the same quarter last year.
Capital Resources
Non-cash Working Capital
Our non-cash working capital levels are affected by numerous factors including:
■	Seasonality factors discussed on page 50 of this MD&A;
■	Demand for our products and services;
■	Selling prices of our products and services;
■	Raw material input and other costs; and,
■	Foreign exchange rates.
The interaction of factors such as the increasing activity in our South American businesses and the higher potash gross margins, where sales to the international market are less seasonal, tended to reduce fluctuations in our quarterly networking capital requirement in 2005.
Capital Expenditures
Sustaining capital is directed towards maintaining the safe and efficient operation of our facilities, as well as extending their useful lives. Investment capital typically includes a significant expansion of existing operations or new acquisitions.

(millions of U.S. dollars)	2005	2004	2003

Sustaining capital	87	69	72

Investment capital	71	13	2

Acquisition of IOL assets	17	–	–

Kenai earn-out	–	–	25

Total	175	82	99

Our sustaining capital expenditures increased noticeably in 2005, primarily due to a $30-million expansion to our gypsum storage areas at our two phosphate facilities, Redwater and Conda. Gypsum is a by-product of phosphate production and is stored on-site. This expansion will extend the life of the storage areas at both Redwater and Conda by an additional 15 years, based on expected production levels.
Our investment capital expenditures increased significantly in 2005 partly due to the expansion of potash capacity at our Vanscoy facility and the expansion to our ESN® capacity at the Carseland facility. The ESN® project involves the construction of a new coating plant, capable of converting one existing urea granulation train (150,000 tonnes per year) to ESN®. We will also increase capacity of our other controlled release product, Duration CR®. Investment capital expended in 2005 included $16-million for the potash expansion and $47-million for the controlled release product expansion.
We also invested over $35-million in new acquisitions in 2005. The most notable include:
■	The acquisition of the Western Canadian fertilizer distribution assets of Imperial Oil; and,
■	The acquisition of a South American Retail outlet chain that complements our existing ASP operations in Argentina and added retail assets in Chile.

AGRIUM ANNUAL REPORT 2005	51

MD&A: OUR CONSOLIDATED PERFORMANCE

We are planning a $93-million sustaining capital program in 2006, including the following:
■	Wholesale sustaining capital for plant sites is expected to total $70-million. This would include $12-million to extend the life of the gypsum stack storage at the Red water facility; and,
■	Retail sustaining capital is expected to total $17-million primarily for real estate improvements.
We are planning a $99-million investment capital program for 2006. This would primarily be expenditures to complete projects started in 2005, including:
■	Vanscoy potash operation expansion is estimated to require an additional $50-million in 2006 to finish the 310,000 tonnes per year expansion to production capacity; and,
■	We employed $86-million in investment capital to acquire the fertilizer technology and professional products business of Nu-Gro as of January 25, 2006.
In 2006, we acquired Royster-Clark for approximately $502-million, excluding transaction costs. This figure represents the acquisition cost of Royster-Clark’s outstanding common shares, subordinated notes and existing credit facility in the amounts of $109-million, $292-million and $101-million, respectively. We expect to be able to finance these projects through existing cash balances, cash provided from operating activities and existing lines of credit as necessary.
We may employ additional capital to pursue our growth strategy in 2006, including various potential acquisitions or expansion opportunities. We anticipate we will be able to finance announced projects through existing cash balances, cash provided from operating activities, and existing lines of credit. In the event there is another very large acquisition in 2006, it would likely require accessing the debt or equity markets.
Liquidity
Based on current projections, our liquid resources, together with expected future cash flows provided from operating activities, are expected to be more than sufficient to meet our future requirements and obligations discussed above. The liquidity table below outlines these resources at December 31, 2005.
Depending on the nature, timing and extent of any potential acquisitions or greenfield development opportunities, we may consider other sources of financing.
Financing Activities & Financial Position
Continued strong operating conditions for our business, as well as specific steps we have taken, have allowed
LIQUIDITY

	Currency	U.S. Dollar
(millions of U.S. dollars)	Denomination	Equivalent

Cash and cash equivalents	U.S. dollars	290

	Canadian dollars	3

	Argentine pesos	4

	Other	3

Short-term bank lines (unused) (a)	U.S. dollars	461

	Argentine pesos	19

Other non-working capital (b)	U.S. dollars	461

		1,241

(a)	Unused amounts are net of letters of credit outstanding as at December 31, 2005.

(b)
As discussed on page 55 of this MD&A, this includes an asset securitization program in the amount of $125-million as of December 31, 2005 which has since been increased to $200-million as of January 18, 2006.

us to further strengthen our financial position. Our cash reserves were lower than last year but remained at a healthy $300-million at the end of 2005. We utilized cash to further strengthen our long-term strategic and financial situation including: retiring $126-million in long-term debt, repaying $175-million in preferred securities; and, repurchasing $98-million in common shares.
In addition to scheduled repayments of our long-term debt instruments, we took the following steps:
■
On February 14, 2005, we redeemed our $175-million, eight percent redeemable preferred securities for cash. The redemption price was equal to the principal amount of the securities plus accrued and unpaid interest to the date of redemption. As explained on page 59 of this 2005 MD&A, these preferred securities were reclassified to debt, effective January 1, 2005. In connection with the redemption, we recorded a loss on extinguishment of debt in the amount of $3-million, representing the unamortized portion of the debt issuance costs, net of tax.

■
In May 2005, we amended our $450-million three-year syndicated revolving unsecured credit facility. In addition to extending the maturity an additional year to 2008, we reduced our variable margin for borrowing under the facility, reflecting our stronger financial position.

■
On September 30, 2005, Profertil repaid its non-recourse project financing of $153-million using Profertil’s existing cash. Our 50 percent share was $76-million. In connection with this repayment, we recorded a loss on extinguishment of debt in the amount of $8-million net of tax, representing the unamortized portion of the debt issuance costs and political risk insurance, net of tax.

52	AGRIUM ANNUAL REPORT 2005

MD&A: OUR CONSOLIDATED PERFORMANCE

In conjunction with the debt repayment, Profertil entered into a $40-million credit facility to fund working capital requirements. The new facility complements Profertil’s growth strategy and provides increased liquidity and flexibility for short-term borrowings. Earnings will benefit in future periods from lower interest and bank transaction charges as a result of the reduction in debt.

At December 31, 2005 our debt-to-capital ratio was 29 percent, down from 45 percent in 2004 and from 61 percent in 2003. Our net debt-to-capital is also highlighted in the bar graph below.
Cash Provided by Operating Activities
We generated a record $450-million in operating cash flow in 2005 compared with $440-million in 2004 and $175-million in 2003. Our resulting cash balance decreased to $300-million in 2005, from $425-million in 2004 and $200-million in 2003.
The net non-cash working capital balance at year-end 2005 increased over year-end 2004 and 2003. With the aging of accounts receivable at the end of 2005 remaining relatively stable, accounts receivable increased over 2004 and 2003 mainly due to increased product prices. Inventory increased at year-end 2005 primarily due to lower sales volumes and higher unit costs of nitrogen in the fourth quarter of 2005 than in the same period in 2004 and 2003.
Argentina Currency Repatriation
Argentina requires the approval of the Argentine Central Bank to convert or transfer currency out of the country. Dividends are not subject to Argentine tax to the extent they are paid from tax-paid retained earnings of our Argentine subsidiary, ASP, and our Argentine joint venture, Profertil. Profertil paid two dividends to its shareholders in 2005, a $34-million ($17-million net to Agrium) dividend in April and another $51-million dividend ($25-million net to Agrium) in December.
In the event dividends are paid in excess of tax-paid retained earnings, there would be a 10 percent withholding tax levied in Argentina.
Financial Covenants
Our credit facilities, debentures and senior notes require us to maintain various financial covenants, including interest coverage, liquidity and debt ratios, which are customary for these types of agreements. There have been no changes during the year to the covenants contained in the debenture and senior note agreements. At December 31, 2005, we were in compliance with all of our covenants, and expect to be in compliance with our covenants in 2006 and for the foreseeable future.
Debt Ratings
We continue to maintain an investment grade credit rating reflecting our strong liquidity ratios, healthy industry operating conditions and an increase in earnings diversity due to recent acquisitions.
In February 2005, Moody’s Investors Services revised our long-term outlook to Baa2 stable from Baa2 negative.
In November 2005, Dominion Bond Rating Service, Moody’s Investors Services, and Standard & Poor’s Ratings Services confirmed our credit ratings with a stable outlook following the announcement of the proposed acquisitions of Royster-Clark and Nu-Gro.
Following the redemption of the preferred securities, the principal bond rating services withdrew the Company’s preferred securities ratings. As at December 31, 2005, the Company’s debt instruments were rated as follows:

Senior Unsecured Notes
and Debentures

Moody’s Investors Services	(Baa2)

Dominion Bond Rating Service	(BBB)

Standard & Poor’s Ratings Services	(BBB)

AGRIUM ANNUAL REPORT 2005	53

MD&A: OUR CONSOLIDATED PERFORMANCE
Outstanding Shares
We received approval for a Normal Course Issuer Bid from the Toronto Stock Exchange (TSX) in April 2005. Under the Bid, we were entitled to purchase for cancellation up to 13,244,520 of our common shares, representing approximately 10 percent of the public float at the time of approval of the Bid, during the period commencing May 3, 2005 and ending on May 2, 2006. Purchases may be made on the open market through the facilities of the TSX in accordance with its policies. From May 3, 2005 to January 31, 2006, Agrium purchased 4.7 million Common Shares pursuant to the Bid for approximately $98-million, at an average cost of C$25.20 per share. Shareholders may obtain a copy of the Notice of Intention related to the Bid, without charge, by contacting Investor Relations at Agrium. The share repurchase program was largely offset by the number of options exercised during the period.
The number and outstanding principal amount of outstanding shares as at January 31, 2005 are as follows:

	Number	Share	Market
(millions of shares, millions of U.S. dollars)	of Shares	Capital	Value

Common shares	131	583	3,121

Future Cash Requirements
Our existing obligations and commitments requiring future outlays of cash are comprised of the following:
■	Aggregate contractual obligations;
■
Other obligations, including asset retirement obligations and environmental remediation liabilities, where the extent, timing or amount of the obligations may be determined by some future event that cannot be determined with substantial accuracy;

■	Employee future benefit obligations;
■	Capital expenditure commitments;
■	General operating requirements including interest payments, income and other taxes payable and peak seasonal working capital requirements; and,
■	Future growth opportunities, including acquisitions.
Obligations
Contractual Obligations
As at December 31, 2005, our aggregate contractual obligations were comprised of the following:

	Payment due by period:
	Less than one	One to three	Four to five	After five
(millions of U.S. dollars)	year	years	years	years	Total

Long-term debt (a) (b)	66	157	195	434	852

Operating leases (c)	41	62	18	12	133

Purchase obligations (d) (e) (f) (g)	1,080	184	118	98	1,480

Total	1,187	403	331	544	2,465

(a)	Includes transfer payments.

(b)	Failure to maintain certain financial ratios and other covenants may trigger early repayment provisions (see financial covenants on page 53 of this MD&A).

(c)	Includes short-term leases for railcars and distribution facilities in Wholesale, vehicles and application equipment in Retail and computer equipment leases.

(d)
Includes minimum commitments for North America natural gas based on prevailing NYMEX forward prices at December 31, 2005. We commit to purchase a large percentage of our production volume requirements for the next year at floating prices, and actual prices may differ.

(e)	Liquid markets exist for the possible resale of Wholesale natural gas, sulphuric acid and power purchased under the majority of these commitments, but gains or losses could be incurred on resale.

(f)	Includes our 50 percent share of Profertil’s annual gas purchase commitments of $202-million.

(g)	Purchase obligations exclude employee future benefits, for which employer contributions are expected to be $5-million to $11-million in 2006.

54	AGRIUM ANNUAL REPORT 2005

MD&A: OUR CONSOLIDATED PERFORMANCE
Other Long-term Obligations
As at December 31, 2005, our other liabilities included balances related to asset retirement obligations and environmental remediation liabilities. Estimated timing and amount of cash outflows associated with these liabilities are as follows:

	Payment due by period:
	Less than six	Six to 10	11 to 15	After 15
(millions of U.S. dollars)	years	years	years	years	Total

Asset retirement obligations (a)	26	9	74	536	645

Environmental remediation liabilities	60	16	11	21	108

Total	86	25	85	557	753

(a)
Represents the undiscounted, inflation-adjusted estimated cash outflows required to settle the asset retirement obligations in the amount of $60-million at December 31, 2005. See note 15 to our 2005 consolidated financial statements for further discussion of asset retirement obligations.

Off Balance Sheet Financing Arrangements
Asset Securitization
Under our North American receivables securitization facility, certain of our U.S. subsidiaries may sell up to $200-million of eligible accounts receivable on a non-recourse basis. The receivables securitization facility was increased to $200-million, from $125-million on January 18, 2006. Fees and expenses paid to the financial institution are based on the accounts receivable sold and prevailing commercial paper rates. The agreement expires in December 2007 and may be terminated earlier by either party. Due to our strong cash position, we did not utilize this securitization facility in 2005 or 2004. We did draw upon this facility in 2006 after our acquisition of Royster-Clark. The facility provides us with the flexibility to immediately realize cash for the sale of receivables up to the amount of the program.
Derivative Instruments
With the exception of the fixed-price supply agreements for Kenai and Profertil discussed above, substantially all of our natural gas requirements are purchased through indexed price contracts with suppliers. In order to minimize our financial risk exposure to potential adverse impacts of natural gas price volatility, we periodically enter into natural gas swaps and option contracts.
We also enter into foreign currency option and forward contracts to fix the exchange rate or a range of exchange rates used to convert a portion of the Canadian subsidiaries’ U.S. dollar-denominated revenues into Canadian dollars. These revenues are converted into Canadian dollars for purposes of paying the Canadian dollar-denominated operating costs.
These derivative contracts are initiated within the guidelines of our risk management and hedging policies, which require specific authorization for approval and commitment of contracts. We formally document our risk management and strategy for undertaking derivative transactions and the relationship between the derivative and the underlying hedged exposure.
Our Board of Directors has delegated authority to our Hedging Committee to hedge the following:
■
Our natural gas exposure up to 75 percent of planned gas requirements for the current year plus the following two years and 25 percent of planned gas requirements for the third and fourth ensuing years; and,

■	Our foreign exchange exposure up to 75 percent of the estimated transactional exposure for the next 12-month period, 50 percent for months 13 to 24 and 25 percent for months 25 to 36.
At December 31, 2005, we had natural gas derivative contracts to economically hedge the following amounts of our natural gas requirements: 25 percent for 2006 and five percent for 2007 to 2009. At December 31, 2005 we had foreign exchange derivative contracts to economically hedge 25 percent of our Canadian subsidiaries’ U.S. dollar-denominated revenues over 2006.
All of the derivative contracts we enter into are intended to provide an economic hedge of our exposure to gas or foreign exchange risk and our strategy is to achieve hedge accounting treatment for these derivatives whenever possible. Despite providing an economic hedge, derivative contracts may not always qualify for hedge accounting treatment. Derivative contracts that meet the criteria for hedge accounting are off balance sheet and contracts that do not meet the criteria are recorded on the balance sheet at fair value.
At December 31, 2005, our natural gas derivative contracts did not qualify for hedge accounting. The fair value of natural gas derivative contracts at

AGRIUM ANNUAL REPORT 2005	55

MD&A: OUR CONSOLIDATED PERFORMANCE
December 31, 2005 of $34-million (2004 – $2-million) was recorded on our consolidated balance sheets.
At December 31, 2005 and 2004, our foreign exchange derivative contracts qualified for hedge accounting and, accordingly the fair value of our qualifying foreign exchange derivative contracts of $1-million at December 31, 2005 (2004 – $3-million) was off balance sheet. The following table sets out our derivative positions held as at February 14, 2006. We entered into these derivatives for the purposes of reducing a portion of both our natural gas price exposure and foreign exchange exposure.

DERIVATIVE CONTRACT POSITIONS

($/MMBtu, thousands of MMBtu per day)	2006
As at February 14, 2006	Q1	Q2	Q3	Q4	2007	2008-2010

NYMEX fixed price swaps

Prices	10.78	9.10	8.84	9.23	9.75	8.96

Volume/day (a)	63	57	42	49	37	12

Call spreads

Prices	6.45/8.98	6.45/8.98	6.45/8.98	6.23/8.42	6.07/8.06	5.61/7.44

Volume/day (a)	20	30	30	27	23	8

Producer collar/NYMEX fixed price swap combinations

Prices	12.10/14.61	8.49/10.37	7.53/9.25	7.53/9.25	–	–

Volume/day (a)	87	60	20	7	–	–

AECO basis swaps

Prices	0.96	0.92	0.92	0.92	0.88	–

Volume/day (a)	120	50	37	23	12	–

Foreign exchange forwards

Exchange rate from U.S.$ to C$	1.18	1.18	–	–	–	–

Notional amount (C$)	79	26	–	–	–	–

(a)	Excluding the Kenai and Profertil facilities, our facilities use approximately 270,000 MMBtu per day of natural gas.

The accounting treatment for our natural gas fixed price swaps, call spreads and producer collar/NYMEX fixed price swap combinations depend on whether they qualify for hedge accounting. While the cumulative impact on our earnings from these derivatives will not vary over time, as a result of whether or not we qualify for hedge accounting, the period in which we recognize the earnings impact will vary. Our strategy is to achieve hedge accounting for these derivative contracts whenever possible, however, there is no assurance prior to the end of a quarter that these derivatives will qualify for hedge accounting. Our ability to qualify depends upon the degree of correlation between our natural gas price exposure, which is primarily AECO based as expected for a Western Canadian gas consumer, and the underlying index of the derivative contracts, which may be based on NYMEX or other gas indices. The correlation between prices in our natural gas contracts and the derivatives is tested at least quarterly using statistical analysis of pricing in the two respective gas markets.
If prices in our natural gas contracts and the derivatives are correlated, these derivative contracts will qualify for hedge accounting and any gains/losses resulting from these contracts will be included in our gas cost in the quarter that the contracts mature. If prices in our natural gas contracts and the derivatives are not correlated, these derivative contracts will not qualify for hedge accounting, and we must mark to market the derivatives each quarter, reflecting any change in fair values of these derivatives in our earnings each quarter. The fair value of the derivatives could vary significantly from quarter to quarter depending on the price of natural gas and, as a result, may cause significant variability in our earnings but will result in the same cumulative earnings impact at the time the derivative matures.
The AECO basis swaps that we entered into as noted in the table above do not qualify for hedge accounting treatment. Notes 1 and 22 to our consolidated financial statements provide more detail on our accounting policy for financial instruments and the types of derivatives.
Related Party Transactions
We use Canpotex, a potash export and marketing company in which Agrium has an investment along with two other Saskatchewan potash producers, to market our potash overseas. Refer to note 25 to our 2005 consolidated financial statements for further information on transactions and balances with Canpotex.

56	AGRIUM ANNUAL REPORT 2005

MD&A: OUR ACCOUNTING POLICIES

Our Accounting Policies
Our financial statements and accounting policies are presented in accordance with Generally Accepted Accounting Principles (GAAP) in Canada. A complete explanation of differences between Canadian and U.S. GAAP is provided in note 27 to our 2005 consolidated financial statements, and a full discussion of our significant accounting policies is provided in note 1 to our 2005 consolidated financial statements.
Application of certain accounting policies requires us to make assessments as to the outcome of future events that may have a material effect on current or future earnings. We make these estimates based on technological assessment, the most recent information available to us as well as considering historical trends. Changes in estimates that may have a material impact on our results are discussed in the context of the underlying financial statement to which they relate.
Critical Accounting Policies & Estimates
We consider an accounting policy to be critical if:
■	it requires assumptions to be made that were uncertain at the time the estimate was made; and,
■	changes in the estimate or different estimates that could have been selected could have a material impact on our consolidated results of operations or financial condition.
The following discussion presents information about our most critical accounting policies:
a) Plant, property and equipment
We record plant, property and equipment at cost and include the cost of replacements and betterments. In the event we construct a new production facility, cost is defined as expenditures incurred up to the commencement of commercial production, and includes internal and external costs of personnel, material and services as well as interest capitalized during construction.
There are two key areas requiring significant estimates in the application of our plant, property and equipment policy. These are in the determination of possible impairment and the estimating of the useful lives of assets.
Impairment occurs when the carrying value of a long-lived asset exceeds both the cash flows it is capable of generating, and its “fair value.” Fair value can be affected by a number of factors such as new technology, market conditions for our products, availability of raw material inputs and estimated service lives of the assets. We review the carrying value of our plant, property and equipment on a regular basis, and where it exceeds both the undiscounted cash flow and fair value, we consider the asset to be impaired. If impairment has occurred, an impairment charge is recognized immediately.
We depreciate our plant, property and equipment based on their estimated service lives, which typically range from three to 25 years. We estimate initial service lives based on experience and current technology. These estimates may be extended through sustaining capital programs or by access to new supplies of raw materials. Factors affecting the fair value of our assets may also affect the useful lives of our assets and these factors are constantly changing. We therefore periodically review the estimated remaining lives of our facilities and adjust our depreciation rates prospectively where appropriate.
b) Asset retirement obligations and environmental remediation
Asset retirement obligations are recognized in the period in which they are incurred using a reasonable estimate of fair value. The obligation is measured at fair value and is adjusted in subsequent periods through accretion expense. The associated asset retirement costs are capitalized as part of the carrying amount of the related asset. As at December 31, 2005, the discounted carrying value of these obligations was $60-million, using discount rates ranging from 7.5 percent to eight percent.
Environmental remediation liabilities relating to existing conditions caused by past operations are expensed based on our best estimate of undiscounted future costs when remediation efforts are probable, and the costs can reasonably be estimated based on current law and existing technologies. As at December 31, 2005, accruals for environmental remediation liabilities totaled $145-million.
Estimating the costs of both asset retirement obligations and environmental remediation liabilities requires extensive judgment about the nature and timing of work to be carried out in view of present environmental laws and regulations and these estimates are subject to considerable uncertainty. Changes in these estimates could have a material impact on our results of operation and financial position.
c) Pension plans & other post-retirement benefits
Our actuaries use a variety of assumptions to determine the pension and other post-retirement obligations and costs for our defined benefit plans. Assumptions include the discount rate, the expected rate of return on plan assets, role of future compensation increases and healthcare cost

AGRIUM ANNUAL REPORT 2005	57

MD&A: OUR ACCOUNTING POLICIES

trend rates. The assumptions used may differ materially from actual results, which may result in a significant impact to the amount of pension obligation or expense recorded by us.
Management has discussed the development and selection of these critical accounting policies with the Audit Committee of the Board of Directors and the Audit Committee has reviewed the disclosure presented above relating to these policies.
Non-GAAP Disclosure
In addition to the primary measures of earnings and earnings per share in accordance with GAAP, in this MD&A we also refer to EBIT before special items (earnings before interest expense, income taxes, and special items), EBIT (earnings before interest expense and income taxes), and EBITDA (earnings before interest expense, income taxes, depreciation, amortization and asset impairment). The components of these measures are calculated in accordance with GAAP, but EBIT before special items, EBIT and
EBITDA are not recognized measures under GAAP, and our method of calculation may not be comparable with that of other companies. Accordingly, EBIT before special items and EBIT should not be used as an alternative to net earnings (loss) as determined in accordance with GAAP, and similarly EBITDA should not be used as an alternative to cash provided by (used in) operations.
EBITDA is used extensively in our financing covenants and performance incentive programs, and we consider it to be a useful disclosure for this reason. In addition, business segments and income tax jurisdictions are not synonymous, and we believe that the allocation of income taxes distorts the historical comparability of the performance of our business segments. Similarly, financing and related interest charges cannot be attributed to business segments on a meaningful basis that is comparable to other companies.
The following is a reconciliation of these key non-GAAP measures to net earnings (loss) and net earnings (loss) per share as calculated in accordance with GAAP:

		Wholesale
(millions of U.S. dollars		North	South			Diluted
except per share amounts)	Retail	America	America	Other	Consolidated	per Share

2005

EBITDA	113	515	99	(81)	646

Less depreciation and amortization	17	107	15	7	146

EBIT	96	408	84	(88)	500

Interest expense					49

Income taxes					168

Net earnings					283	2.12

		Wholesale
(millions of U.S. dollars		North	South			Diluted
except per share amounts)	Retail	America	America	Other	Consolidated	per Share

2004

EBITDA	99	465	98	(39)	623

Less depreciation and amortization	18	116	15	7	156

Less special items:

Kenai award and settlement	–	86	–	–	86

EBIT before special items	81	263	83	(46)	381

Plus special items:

Kenai award and settlement	–	86	–	–	86

EBIT	81	349	83	(46)	467

Interest expense					69

Income taxes					132

Net earnings					266	1.91

58	AGRIUM ANNUAL REPORT 2005

MD&A: BUSINESS RISKS

		Wholesale
(millions of U.S. dollars		North	South			Diluted
except per share amounts)	Retail	America	America	Other	Consolidated	per Share

2003

EBITDA	85	285	78	(52)	396

Less depreciation and amortization	19	99	15	7	140

EBIT before special items	66	186	63	(59)	256

Less special items:

Asset impairment	–	235	–	–	235

EBIT	66	(49)	63	(59)	21

Interest expense					80

Income taxes					(22)

Net loss					(37)	(0.29)

Accounting Policy Changes
a) Classification of liabilities and equity
Effective January 1, 2005, we adopted the amended Canadian GAAP standard for disclosure of financial instruments. We reclassified our eight percent preferred securities as debt. Upon adoption of the new standard, dividends previously charged directly to retained earnings, net of tax, are reflected as interest expense in our consolidated statement of earnings.
The change was applied retroactively as a change in accounting policy in our 2005 financial statements. Retroactive application will require the restatement of both our six percent preferred securities that were converted to common shares in the first quarter of 2004 as well as our eight percent preferred securities that were redeemed in February 2005. The retroactive accounting application caused a decrease in retained earnings of $6-million in 2004 and $5-million in 2003; an increase in other assets of $5-million in 2004 and $5-million in 2003; an increase in future income tax liability of $8-million in 2004 and $7-million in 2003; an increase in long-term debt of $175-million in 2004 and $207-million in 2003; a decrease in net earnings of $10-million in 2004, and $16-million in 2003.
New Accounting Standards
Financial Instruments, Hedging Relations & Other Comprehensive Income
Recently issued accounting standards will be in effect for fiscal years beginning on or after October 31, 2006 for hedge accounting, recognition and measurement of financial instruments and disclosure of comprehensive income. We are currently investigating the impact of these recently issued standards on our consolidated performance.
Business Risks
We are exposed to various risks and uncertainties in the normal course of our business that can cause variations in our results from operations and affect our financial condition.
We further enhanced our enterprise risk management process for the management of our risks in 2005. Under this process, each department and operating segment of our business is required to formally identify all known significant risks that they face in their day-to-day activities and the cause of the risks. These risks are then prioritized in accordance with their potential impact on our business, and the likelihood of occurrence. From this process, we are able to establish a detailed risk profile of our business and develop prioritized strategies to mitigate the risk.
Each department monitors risks and mitigating actions and formally reviews the risk profile and mitigation plan on a quarterly basis. The enterprise risk exposures and mitigation plans are reviewed and approved on a quarterly basis by our Disclosure Committee and reviewed annually with our Board of Directors.
In some cases, financial risk may be reduced through insurance or hedging programs. However, there may be situations where these programs can be costly in relation to the risks insured, and coverage may only be partial. In other cases, risk management may involve far-reaching strategic decisions with long-term consequences. We also believe that acceptance of some risk is both necessary and advantageous in any business, and is necessary in order to achieve our vision.
The following is a discussion of the key business risks that we have identified through this process and the strategies we have adopted to mitigate them.

AGRIUM ANNUAL REPORT 2005	59

MD&A: BUSINESS RISKS

However, it should not be assumed that the process will identify and eliminate all risks, or that strategies adopted to mitigate them will be successful.
Product Price & Margin
The majority of our wholesale nutrient business is a commodity business with little product differentiation. Product prices are largely affected by supply and demand conditions, input costs and product prices and resulting margins can be volatile.
Mitigating factors and strategies:
■
The broad product diversity of our Wholesale business (nitrogen, potash, phosphate and specialty products) reduces the impact of poor supply and demand fundamentals that can be experienced by a particular product category;

■	The geographic diversity of our customer base (North America, South America, international) reduces the impact of poor economic, crop or weather conditions in any one region;
■	We may take advantage of the recently introduced forward contract market to hedge nitrogen and phosphate product prices when we believe it may be beneficial;
■	Our customers have diverse end-uses for our products (agriculture and industrial), with some of our industrial sales prices based on a cost of production plus margin basis;
■	We have an extensive Retail business that provides stability to our cash flows and earnings;
■	We also make prepay forward sales and may lock in nitrogen margins using forward gas price hedging; and,
■	Within our Retail business, we have further mitigating factors including:
■	product and service diversity (fertilizer, chemical, seed and application services); and,
■	geographic diversity that helps spread risk associated with regional weather and crop variables (broad regional U.S. and South American markets).
Raw Materials
Natural gas is the principal raw material used to manufacture nitrogen and is our single largest purchased raw material for our wholesale operation. North American natural gas prices are subject to price volatility. An increase in the price of natural gas increases our nitrogen cost of production, and may negatively impact our nitrogen margins for our North American nitrogen sales. This is particularly important for our facilities where we purchase gas on the open market, such as at our four nitrogen facilities in Western Canada and our Borger, Texas nitrogen facility. Higher production costs may, under certain circumstances, be partially or fully reflected in higher domestic and international product prices, but these conditions do not always prevail.
We also purchase sulphur for phosphate production and small quantities of natural gas for the drying and compaction process in the production of potash.
Mitigating factors and strategies:
■	Our Kenai and Profertil nitrogen facilities have fixed-price gas contracts that are not tied to North American gas or global oil prices;
■	In the short-term, we use derivative instruments and other contractual arrangements to attempt to reduce the risk of gas price volatility;
■	Our practice of adjusting our production rates and sourcing supply for our customers from purchased product when conditions dictate reduces our exposure to high natural gas costs;
■	The majority of our nitrogen sold in North America is produced in Western Canada, which has lower-cost gas than most other competitors who produce and sell in North America;
■	In the long-term, our goal is to increase our nitrogen capacity in areas where long-term supplies of lower-cost trapped natural gas are available; and,
■	For sulphur, we have medium-term highly competitive contracts in place with suppliers and proximity to lower cost sulphur and sulphuric acid.
We settled our longstanding dispute with Unocal over gas supply issues for our Kenai facility in 2004. As part of this agreement, a definitive gas supply obligation for the facility was obtained from Unocal that expired on October 31, 2005. In July of 2005, we announced we had successfully concluded gas supply contract negotiations with gas producers that would allow continued operation until October 31, 2006. If we are not able to negotiate an extension to these gas contracts, the facility will have to be closed November 1, 2006.
Weather
Anomalies in regional weather patterns can have a significant and unpredictable impact on the demand for our products and services, and may also have an impact on prices. Our customers have limited windows of opportunity to complete required tasks at each stage of crop cultivation. Should adverse weather occur during these seasonal windows, we could face the possibility of reduced revenue in the season without the opportunity to recover until the following season. In

60	AGRIUM ANNUAL REPORT 2005

MD&A: BUSINESS RISKS

addition, we face the significant risk of inventory carrying costs should our customers’ activities be curtailed during their normal seasons. We must manufacture product throughout the year in order to meet peak season demand, and we must react quickly to changes in expected weather patterns that affect demand.
Mitigating factors and strategies:
■	Our extensive distribution and storage system allows us to move products to locations where demand is strongest. However, our ability to react is limited by the shortness of the peak selling season;
■	Geographic diversity of our Wholesale markets and our Retail facilities affords some protection against regional weather patterns;
■
We also mitigate our exposure to weather-related risk through our sales to industrial customers, which are far less dependent on weather. Industrial sales represent approximately 15 percent of our Wholesale net sales; and,

■	We reviewed the potential use of weather derivatives to manage weather-related risks, but determined that the cost outweighed the likely benefit.
Climate Change
Canada has ratified the Kyoto Protocol and is working on its implementation, including the compliance framework and targets for “large final emitters” (LFEs) in the industrial sector. A number of Agrium’s Canadian facilities have been identified as LFEs and will be subject to regulated reductions in greenhouse gas (GHG) emissions in the 2008-2012 timeframe. Given the energy intensive nature of fertilizer production, and nitrogen production in particular, this creates a risk of additional regulatory burden and compliance costs. Further, in a globally competitive fertilizer industry there is a risk of an unequal playing field emerging providing a competitive advantage for nitrogen producers who are not subject to equivalent compliance measures.
Mitigating factors and strategies:
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We track our annual GHG emissions and have proactively improved plant energy efficiencies and reduced GHG emissions. This has been accomplished through several plant retrofits and the construction of a co-generation unit at Agrium’s Carseland facility.

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We have taken a leadership role in the fertilizer industry’s negotiations with the government on fair and equitable GHG emission reduction targets and a pragmatic and realistic compliance system that preserves the global competitiveness of the industry.

Transportation
Reducing the delivered cost and ensuring reliability of product delivery to our customers are key success factors of our Wholesale marketing operations.
Mitigating factors and strategies:
■	We develop detailed forecasts of product movement needs for each facility and mode of transport;
■	Mutually beneficial long-term relationships with major carriers are continually developed and maintained;
■	Some of our production facilities are serviced through multiple carriers and modes of transportation, providing us with important shipping options; and,
■	We maintain multiple supply points through our extensive distribution network, in case transportation disruption occurs at a particular facility.
Country Risk
We have significant operations in Canada, the U.S. and Argentina and expect to further expand our international operations. International business exposes us to a number of risks, such as uncertain economic conditions in the foreign countries in which we do business, abrupt changes in foreign government policies and regulations, restrictions on the right to convert and repatriate currency and political risks.
Mitigating factors and strategies:
■	We seek to partner with reputable firms with experience or significant presence in foreign countries in which we operate or intend to operate;
■	We hire personnel located in the foreign country or who have operating experience in the foreign country;
■	Non-recourse project financing with consortiums of international banks is obtained where appropriate;
■	We maintain excess cash related to international operations in U.S. dollars to the extent practicable; and,
■	We increase our required investment return to reflect our perceived risk of conducting business in specific countries.

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MD&A: BUSINESS RISKS

Foreign Exchange
A significant shift in value of the Canadian dollar against the U.S. dollar could impact the earnings in our Canadian operations, which earn revenues mainly in U.S. dollars and incur expenses mainly in Canadian dollars.
Mitigating factors and strategies:
■	Exposure to currency fluctuations is partially managed through our currency hedging programs.
Legislative Tax
Tax risk includes failure to comply with tax laws in the jurisdictions in which we operate.
Mitigating factors and strategies:
■	Our tax department proactively participates in tax and industry organizations and maintains contacts with an extensive network of local and international tax consultants; and,
■	We have centralized responsibility over the tax function in the jurisdictions in which we operate.
Counterparty
We face the risk of loss should a counterparty be unable to fulfill its obligations with respect to accounts receivable or other contracts, including derivative hedging contracts.
Mitigating factors and strategies:
■	We have established credit procedures that include rigorous assessment of a counterparty’s credit-worthiness and adherence to credit limits;
■	For derivative hedging contracts, we have established counterparty trading limits and netting agreements; and,
■	In our Retail segment, we service customers in diverse geographic markets, which reduces the impact of poor economic or crop conditions in any particular region.
Security
We face security risks associated with our facilities and some of our products.
Mitigating factors and strategies:
■	We continue to work with industry associations, law enforcement and government agencies to ensure our facility and product security requirements are identified and addressed;
■	We have developed and implemented a system to proactively identify and manage chemical exposure health risks;
■	We discontinued production of all agricultural grade ammonium nitrate in 2005;
■	We have implemented a carrier verification system for all products wherein we examine carrier identification and verifications prior to loading product from our plants and terminals; and,
■	Our facilities have developed security plans with security measures, which can be implemented in response to real or perceived security threats.
Environment, Health & Safety
The environmental, health and safety (EH&S) risks inherent to Agrium are typical of those found throughout the agriculture sector and the fertilizer supply chain. This includes the potential for risk of physical injury to employees and contractors, possible environmental contamination and human exposure from chemical releases and accidents during manufacturing, transportation, storage and use.
Agrium uses a three-part strategy to mitigate EH&S risks:
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We maintain and steward EH&S policy through our executive and Board EH&S Committees. Our Board EH&S Committee monitors EH&S performance and compliance with legal and regulatory requirements as well as applicable industry standards and reviews our EH&S risks, governance practices, strategies and methods to improve EH&S performance, management systems implementation, audit programs and remediation projects.

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Our executive EH&S Committee is comprised of certain members of senior management which is responsible to ensure that our operations are conducted in an environmentally responsible manner and that our health and safety programs are implemented and operating effectively throughout our organization and facilities.

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We have implemented a management system through our Wholesale operations that drives the processes to minimize EH&S risks and are implementing a similar system for our Retail business. The system addresses environmental, health and safety responsibilities and accountabilities, goal setting and planning, continuous improvement, emergency response, security and occupational health, among others. We deploy the necessary expertise and resources to ensure that regulatory and system requirements are understood, in place, current and effective.

62	AGRIUM ANNUAL REPORT 2005

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We regularly conduct regulatory, systems and process safety audits. Corrective actions arising from these audits are monitored and reviewed with executive management to ensure timely corrective action and closure.

Disclosure Controls & Procedures
Agrium maintains disclosure controls and procedures that are designed to provide reasonable assurance that information required to be disclosed by Agrium in its annual filings, interim filings (as these terms are defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) and other reports filed or submitted by it under provincial and territorial securities legislation is recorded, processed, summarized and reported within the time periods specified in the provincial and territorial securities legislation. Our Chief Executive Officer (CEO) and Chief Financial Officer (CFO), after having evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by the annual filings, being December 31,
2005, have concluded that, as of such date, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by Agrium in reports that it files or submits under provincial and territorial securities legislation is (i) recorded, processed, summarized and reported within the time periods as required, and (ii) accumulated and made known to management, including the CEO and CFO, to allow timely decisions regarding required disclosure.
Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and, as indicated in the preceding paragraph, the CEO and CFO believe that our disclosure controls and procedures are effective at that reasonable assurance level, although the CEO and CFO do not expect that the disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

AGRIUM ANNUAL REPORT 2005	63